Bank Austria
Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

05010249

SUPPL

Vienna, 27 July 2005

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley   Ursula Künstler

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
AUG - 5 2005
WASH., D.C.
199

IR Release

27.07.2005

Results for the first six months of 2005: Bank Austria Creditanstalt's profits up by 59 per cent

- **Profit after taxes increases to EUR 453 million**
- **BA-CA achieves significant improvements in all business segments**
- **BA-CA raises full-year target for net income before taxes to EUR 1.1 billion (not taking into account gains on the sale of Investkredit shares)**

In the first half of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the first six months of 2004. Net income after taxes and minority interests rose by EUR 168 million or 58.9 per cent to EUR 453 million (first half of 2004: EUR 285 million). The return on equity after taxes (ROE) improved from 9.4 per cent to 13.4 per cent, although BA-CA's already strong equity capital base increased further, by 6.7 per cent to EUR 7.1 billion (shareholders' equity excluding minority interests). The cost/income ratio also improved, from 64.7 per cent to 61.2 per cent.

Originally, Bank Austria Creditanstalt aimed to generate net income before taxes of EUR 1 billion for 2005 as a whole. The bank is now raising this target to EUR 1.1 billion (not taking into account gains on the sale of Investkredit shares).

All business segments of Bank Austria Creditanstalt contributed to the improvement in results for the first six months of 2005. Net income after taxes in the CEE business segment (Central and Eastern Europe) rose substantially, by 52.7 per cent to EUR 201.9 million, compared with the first half of 2004. Combined total assets of the CEE banking subsidiaries also increased strongly, by 14 per cent to EUR 33.5 billion, compared with 31 December 2004. Bank Austria Creditanstalt's entire network in the region of Central and Eastern Europe currently comprises over 1,000 offices in eleven countries. The bank serves over 4.7 million customers in this region.

Business in Austria also developed favourably. Overall, net income after taxes in the Austrian customer business was EUR 203.9 million, an increase of 34 per cent over the first six months of 2004. The International Markets business segment also performed very well, with net income after taxes rising by 82.8 per cent to EUR 67.1 million.

As at 30 June 2005, Bank Austria Creditanstalt's total assets were EUR 154.5 billion, 5.4 per cent higher than at year-end 2004 (31 December 2004: EUR 146.5 billion). Customer business continued to grow significantly. On 30 June 2005, the BA-CA Group's staff numbered 30,336 (30 June 2004: 29,429).

IR Release download (154 KB)

Interim Report at 30 June 2005 (380 KB)

Ad hoc announcement pursuant to § 48d (1) BörseG

27.07.2005

Bank Austria Creditanstalt's results for the first six months of 2005

- Bank Austria Creditanstalt's profit after taxes up by 59% to EUR 453m
- Operating profit increases by 31% from EUR 456m to EUR 598m
- ROE after taxes rises to 13.4% (2004: 9.4%)
- BA-CA achieves significant improvements in all business segments
- BA-CA raises pre-tax profit target to EUR 1.1bn (not taking into account gains on the sale of Investkredit shares)

in EUR m	H1/05	H1/04*	in m	in %	Q2/05
Net interest income	1,282	1,185	97	8.2%	686
Losses on loans and advances	-208	-207	-2	0.8%	-98
Net interest income after losses on loans and advances	1,074	978	96	9.8%	588
Net fee and commission income	666	615	51	8.3%	336
Net trading result	118	91	28	30.4%	39
General administrative expenses	-1,271	-1,215	-55	4.6%	-637
Balance of other operating income and expenses	10	-12	23	>100.0%	1
Operating profit	598	456	142	31.0%	328
Net income from investments	15	8	7	90.2%	5
Amortisation of goodwill	0	-36	36	-	0
Balance of other income and expenses	-2	-1	-1	73.2%	-2
Net income before taxes	611	427	184	43.0	331
Consolidated net income	453	285	168	58.9%	246

	H1/05	H1/04*	Q2/05
ROE after taxes (%)	13.4	9.4	14.4
Cost/Income-Ratio (%)	61.2	64.7	59.9
Risk/Earnings-Ratio (%)	16.2	17.4	14.3

in EUR bn	30.06.05	31.12.04*
Total assets	154.5	146.5
Shareholders' equity (incl. minorities)	7.6	7.1
Tier 1 ratio (%)	7.85	7.85

* Adjusted figures because of the application of new and changed IFRS rules

Next IR-dates:
Results for the first nine months of 2005: 27/10/2005

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853

e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:
ISIN: XS0138439707, XS0124750471, DE0001954600, XS0191555365, XS0114443772, XS0206399627, XS0211008544

Stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Luxemburg, Paris, Amsterdam

Bank Austria Creditanstalt

Drucken

Ad hoc announcement pursuant to § 48d (1) BörseG

27.07.2005

Bank Austria Creditanstalt's results for the first six months of 2005

- Bank Austria Creditanstalt's profit after taxes up by 59% to EUR 453m
- Operating profit increases by 31% from EUR 456m to EUR 598m
- ROE after taxes rises to 13.4% (2004: 9.4%)
- BA-CA achieves significant improvements in all business segments
- BA-CA raises pre-tax profit target to EUR 1.1bn (not taking into account gains on the sale of Investkredit shares)

in EUR m	H1/05	H1/04*	in m	in %	Q2/05
Net interest income	1,282	1,185	97	8.2%	686
Losses on loans and advances	-208	-207	-2	0.8%	-98
Net interest income after losses on loans and advances	1,074	978	96	9.8%	588
Net fee and commission income	666	615	51	8.3%	336
Net trading result	118	91	28	30.4%	39
General administrative expenses	-1,271	-1,215	-55	4.6%	-637
Balance of other operating income and expenses	10	-12	23	>100.0%	1
Operating profit	598	456	142	31.0%	328
Net income from investments	15	8	7	90.2%	5
Amortisation of goodwill	0	-36	36	-	0
Balance of other income and expenses	-2	-1	-1	73.2%	-2
Net income before taxes	611	427	184	43.0	331
Consolidated net income	453	285	168	58.9%	246

	H1/05	H1/04*	Q2/05
ROE after taxes (%)	13.4	9.4	14.4
Cost/Income-Ratio (%)	61.2	64.7	59.9
Risk/Earnings-Ratio (%)	16.2	17.4	14.3

in EUR bn	30.06.05	31.12.04*
Total assets	154.5	146.5
Shareholders' equity (incl. minorities)	7.6	7.1
Tier 1 ratio (%)	7.85	7.85

* Adjusted figures because of the application of new and changed IFRS rules

Next IR-dates:
Results for the first nine months of 2005: 27/10/2005

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853

e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:
ISIN: XS0138439707, XS0124750471, DE0001954600, XS0191555365, XS0114443772, XS0206399627, XS0211008544

Stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Luxemburg, Paris, Amsterdam

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 June 2005

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	H1 2005	2004	+/–
Share price at end of period	€ 86.24	€ 66.50	29.7 %
High / low (intraday)	€ 89.6 / € 62.01	€ 66.6 / € 40.81	
Earnings per share in accordance with IFRSs (annualised)	€ 6.17	€ 4.14	49.0 %
Price / earnings ratio (end of period)	14.0	16.1	
Total shareholder return (incl. dividend)	31.9 %	66.7 %	
Market capitalisation (end of period)	€ 12.7 bn	€ 9.8 bn	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	265,000 shares	152,000 shares	

Income statement figures (in € m)	H1 2005	H1 2004	+/–
Net interest income after losses on loans and advances	1,074	978	9.8 %
Net fee and commission income	666	615	8.3 %
Net trading result	118	91	30.4 %
General administrative expenses	–1,271	–1,215	4.6 %
Operating profit	598	456	31.0 %
Net income before taxes	611	427	43.0 %
Consolidated net income	453	285	58.9 %

Volume figures (in € m)	30 June 2005	31 Dec. 2004	+/–
Total assets	154,459	146,521	5.4 %
Loans and advances to customers after loan loss provisions	82,757	77,726	6.5 %
Primary funds	86,071	82,763	4.0 %
Shareholders' equity (excluding minority interests)	7,084	6,642	6.7 %
Risk-weighted assets (banking book)	74,291	70,887	4.8 %

Key performance indicators (in %)	H1 2005	2004
Return on equity after taxes (ROE)	13.4	9.8
Return on assets (ROA)	0.60	0.43
CEE contribution to net income before taxes	41.7	42.6
Cost / income ratio	61.2	64.7
Net interest income / avg. risk-weighted assets (banking book)	3.53	3.58
Risk / earnings ratio	16.2	16.3
Provisioning charge / avg. risk-weighted assets (banking book)	0.57	0.58
Total capital ratio (end of period)	12.1	12.4
Tier 1 capital ratio (end of period)	7.9	7.9

Staff	30 June 2005	30 June 2004	+/–
Bank Austria Creditanstalt (full-time equivalent)	30,336	29,429	3.1 %
Austria (BA-CA AG and subsidiaries supporting core banking business)	10,375	11,067	–6.3 %
CEE and other subsidiaries	19,961	18,362	8.7 %
of which: Poland	10,058	9,703	3.7 %

Offices	30 June 2005	30 June 2004	+/–
Bank Austria Creditanstalt	1,448	1,316	10.0 %
Austria	402	406	–1.0 %
CEE countries and rest of world	1,046	910	14.9 %
of which: Poland	498	471	5.7 %

Comparative figures adjusted to amended and new IFRS rules (see page 14)

To our shareholders, customers and business partners



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

In the second quarter of 2005, Bank Austria Creditanstalt continued to expand – despite the sluggish economic environment in Europe – and significantly enhanced the profitability of its operations. We generated a net income before taxes that was a further 18 % up on the strongly improved figure for the first three months of 2005, and 48 % up on the level of the second quarter of the previous year. Net income before taxes for the first six months of 2005 reached € 611 m. Annualised earnings per share in the first half of 2005 were € 6.17, 60 % higher than a year ago. On 30 June 2005, the Tier 1 capital ratio was 7.85 % (after 7.59 % at mid-year 2004). In view of this good performance and the business prospects anticipated for the second half of the year, we are raising our full-year target for net income before taxes for 2005 from over € 1 bn by 10 % to € 1.1 bn not taking into account the sale of Investkredit shares.

Particularly gratifying features of these half-year figures are the sound structure and regional balance of results: most of the improvement came from the revenue side; general administrative expenses and the provisioning charge were kept under control. The contribution from the Austrian business segments and International Markets to the overall increase of € 184 m in net income before taxes matched the contribution from Central and Eastern Europe. With an 8 % increase in risk-weighted assets in the reporting period, the volume of business has also developed well. In line with our strategy, we focus our growth on those businesses and regions which promise the highest value creation. For this reason we significantly expanded business in CEE and with private customers in Austria, in each case by over 20 %.

The good half-year results also show that Bank Austria Creditanstalt – with its unique business profile as a universal bank operating in the entire region – benefits strongly from increasing integration in an enlarged Europe. Austria's early commitment to Central and Eastern Europe and the fact that it is embedded in the economic upswing in CEE countries is a major strategic asset of our bank. This is reflected in the success of our business with international corporates – from trade finance, project finance and leasing all the way to commercial real estate financing. And with a steady contribution to profits, the International Markets segment has demonstrated its expertise in CEE currencies and emerging markets products, and its ability to operate successfully in any market environment.

The European banking sector is poised for a new round of consolidation. For this reason the Management Board and the Supervisory Board of our parent company HVB and the Board of Directors of UniCredit, Italy's second-largest bank, have decided to present a proposal to shareholders to join forces with a view to creating the first truly European banking group. The combined group would be among the largest banks in the euro area, with over 28 million customers, more than 7,000 branches in 19 countries and total assets of € 733 bn. The new bank would be a leading player in Northern Italy, Austria and Bavaria; i. e. in regions within Europe which show a particularly strong economic performance, and it would be the undisputed market leader in Central and Eastern Europe. The implementation of this project involves tender offers to HVB shareholders and BA-CA shareholders. Following approval by UniCredit's shareholders, these offers are to be published in August and presented to shareholders. Pursuant to the provisions of the Austrian Takeover Act, the Managing Board of Bank Austria Creditanstalt will provide you, the bank's shareholders, with detailed information at the appropriate time.

The idea behind the combination envisages that the combined group's considerably increased CEE business would be managed from Vienna. Given these prospects, and on the basis of our good position in the market, the excellent business developments so far and the business opportunities arising for us in the future, we enter the second half of the year with great confidence. We expect that the strong growth of profits generated by our bank will continue.

Yours sincerely,

Erich Hampel

Performance of the BA-CA Share

In the first half of 2005 the BA-CA share price continued its upward trend, though fluctuating more strongly than before. The April and May average matched the high level reached in March. After the roadshows in spring, the share price climbed to a new intermediate high of € 80.00 (intraday) on April 8, and market capitalisation rose to € 11.8 bn. After the publication of results for the first three months of 2005, which clearly exceeded market expectations, analysts once again raised their profit forecasts and share price targets.

Market capitalisation rises to € 12 bn

Driven also by takeover speculation from 27 May, the share price then moved towards € 85. With the start on 13 June of presentations of the intended combination of HVB and UniCredit, trading in BA-CA shares reached record daily turnover levels of 1.7 million shares during a period of four days to establish convergence to the price movements and the exchange ratio, intended but not yet adopted, against UniCredit ordinary shares. Since then the price of BA-CA shares has tracked the price movements of UCI shares in the ratio of 1 to 19.92, with moderate turnover.

At the end of June 2005, the BA-CA share price was € 86.24, up by 29.7 % on the level at the beginning of the year (ATX index: +25.4 %; EuroStoxx/Banks: +7.7 %). Since the issue in July 2003, the share price has tripled (+197 %). In this period BA-CA was the top-performing bank share in the EuroStoxx index.

BA-CA shares – performance and turnover in H1 2005



in thousands of shares
EUR
2,000
1,500
1,000
500
0
85
80
75
70
65
60
55
J
F
M
A
M
J
J
BA-CA share price
Information for comparison: UniCredit share price multiplied by 19.92
Daily turnover in thousands of shares (left scale)

Banking Environment in the Second Quarter of 2005

In the second quarter the **economic environment** in our two core markets weakened further. However, the favourable **structural** factors connected with the growing integration of CEE countries in the EU and rapid economic progress in South-East Europe continued to support our business. While growth in the US and China remained robust, the upswing in Europe came to a halt again. Some countries (the Netherlands and Italy) are even sliding into recession. One of the causes of this development was the renewed **oil price hike** (quarter-on-quarter increase of 7 %, up by 69 % on the previous year). The underlying cause was persistent structural weakness with declining growth potential.

In the **financial markets**, interest rates fell to new lows in the second quarter, reflecting worldwide excess liquidity. The 10-year euro benchmark yield declined by 1/2 percentage point to 3.15 %. Given the US lead in terms of growth and interest rates, and also because of renewed euro scepticism following referendums on the EU constitution, the US dollar appreciated (by 7.2 % in the second quarter and 12.6 % since the beginning of the year). Nevertheless, emerging markets bonds and corporate bonds recovered from the temporary setback experienced in March. Supported by successful restructuring, ample cash flows and higher dividend payments, European stock markets advanced perceptibly as the second quarter progressed. The primary market revived.

In **Austria**, real GDP returned to somewhat stronger expansion in the second quarter, though growth rates were weaker than in the previous year. Despite the tax reform, domestic demand failed to compensate for the lack of export orders (also due to strong increases in rents and other costs). In **CEE**, the growth rate compared with the previous year was slightly higher than in the first quarter, but this reflects the base effect of the record performance a year before. The Czech Republic and Slovakia benefited from robust growth (direct investment, car exports), while Poland experienced a slowdown due to weak investment. Overall, we estimate that growth in CEE countries in the second quarter reached over 4 %, after 3.6 % in the preceding quarter. Romania and Bulgaria were the top performers, with growth rates of over 6 % and over 5 %, respectively. In the financial sector, volumes continued to expand at rates significantly exceeding nominal GDP growth. The CEE currencies were slightly weaker against the euro than at the beginning of the year. But as a result of appreciation in the second half of 2004, they were still much stronger than in the previous year: Polish zloty +16 %, Czech crown +8 %, Slovak crown +4 %, Hungarian forint +4 %, Romanian leu +11 % (six-month averages as against previous year).

Bank Austria Creditanstalt: Quarterly Review 2005

- Growth and higher profitability led to record results for the second quarter: net income before taxes rose to € 331 m, an increase of almost one-fifth over the preceding quarter and just under one-half more than in the previous year. The ROE after taxes increased to 14.4 %. The cost/income ratio fell to below 60 %.
- At € 611 m, net income before taxes for H1 2005 was significantly higher, on a pro-rata basis, than our previous target of more than € 1 bn for the year as a whole. Consolidated net income (after minority interests) rose by 59 % to € 453 m compared with H1 2004. Annualised earnings per share reached € 6.17 (previous year: € 3.88).
- Balanced progress in both core markets: operating profit (up by 31 % on H1 2004) rose equally in Austria and in CEE.
- Operating revenues (up by 11 % on H1 2004) reflected strong improvements in net interest income and net fee and commission income. Again very good net trading result of € 118 m.
- Continued expansion in segments generating above-average returns: overall risk-weighted volume was 8 % higher than in the previous year, with 22 % growth in CEE and 20 % in the Private Customers Austria segment.
- Despite business expansion, the provisioning charge was almost unchanged. Costs were kept under control.

In this mixed environment, the steady upward trend of BA-CA's results continued in the second quarter of 2005.

The bank achieved further strong **growth**: risk-weighted assets (RWA) increased from quarter to quarter, in Q2 2005 they were 8 % higher than in Q2 2004. In line with our growth strategy, this expansion took place mainly in the CEE and Private Customers Austria segments, in which RWA grew by about 20 % and profitability is above average.

Results have steadily improved over the past quarters, and at an increasing pace in 2005. Net income before taxes in Q2 2005 rose by 18 % to € 331 m compared with Q1 and was thus 48 % higher than in the previous year. Consolidated net income, which had shown strong growth of 24 % in the preceding quarter, rose by a further 19 % and reached € 246 m, an increase of 68 % over the previous year. In the second quarter, annualised earnings per share rose to € 6.71 (previous year: € 3.98). Despite the growing capital base, the ROE after taxes improved from 12.3 % (Q1) to 14.4 % (Q2) (previous year: 9.6 %).

The profit growth is of high **quality**, i.e. it comes from the revenue side, while the provisioning charge has been stable and costs have changed little. Special factors such as the consolidation of Hebros Bank or exchange rate effects do not have any significant impact on the overall picture.

Net interest income made the largest contribution to growth compared with the preceding quarter. This is primarily attributable to the seasonal effect of dividend income being received mainly in the second quarter. However, we also achieved a further increase in core net interest income. Overall, net interest income in the second quarter was 7 % higher than in the previous year. Net fee and commission income improved steadily over the past few quarters, supported by higher activity levels in securities business and by business with international corporates. Despite the difficult financial market situation in spring, the net trading result was a respectable € 39 m in the second quarter of 2005, though lagging behind the very strong first-quarter performance (€ 79 m). Operating revenues as a whole grew by 5 % compared with the preceding quarter, reaching a record € 1,062 m (up by 8 % on the previous year).

Steady growth and improvement in results



€ bn
75
70
65
in % on previous year
+8%
€ m
350
300
250
200
150
100
50
0
+23%
+48%
Q1
Q2
Q3
Q4
Q1
Q2
2004
2005
Risk-weighted assets (left scale)
Operating profit
Net income before taxes

The slight decline in the net charge for losses on loans and advances in the second quarter of 2005 was primarily due to a more favourable risk trend in Poland. General administrative expenses remained unchanged after the reduction achieved in the first quarter; the cost/income ratio thus fell to just under 60 %. Revenue growth and the stable trend in risks and costs combined to improve the bank's key performance ratios:

Revenue growth and stable costs reduce CIR to below 60 %

Key performance ratios by quarter

in %	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05
ROE after taxes	9.3	9.6	10.1	10.4	12.3	14.4
Net interest income/RWA	3.30	3.81	3.51	3.67	3.32	3.73
Provisioning charge/RWA	0.64	0.61	0.59	0.51	0.61	0.53
Risk/earnings ratio	19.3	15.9	16.8	13.8	18.5	14.3
Cost/income ratio	67.2	62.4	63.4	65.8	62.5	59.9

RWA = average risk-weighted assets (banking book)

Bank Austria Creditanstalt's Results for the First Half of 2005

Net income before taxes for the first six months was **€ 611 m.** On a pro-rata basis, we are thus clearly ahead of our previous full-year target of over € 1 bn for 2005 as a whole. The increase over the previous year amounted to € 184 m or 43 %.

Consolidated net income (after minority interests) grew by € 168 m or 59 % to € 453 m. The return on equity after taxes improved to 13.4 % (previous year: 9.4 %). Although average allocated equity rose by 12.8 %, we are well on track towards meeting our medium-term ROE target of 15 %.

The bank continues to have ample capital resources: at the end of June 2005, the Tier 1 capital ratio was 7.85 % of the assessment basis pursuant to the Austrian Banking Act, the same level as at the end of 2004 (June 2004: 7.59 %).

Operating profit, business segments

€ m	H1 2005	Change on previous year		
Bank Austria Creditanstalt	**598**	**+142**		**+31 %**
– Private Customers Austria	84	+11	52	+15 %
– SMEs Austria	22	+8		+51 %
– Large Corporates and Real Estate	166	+33		+25 %
– International Markets (INM)	77	+28		+59 %
– Central and Eastern Europe (CEE)	259	+61		+31 %

"A+CEE competence" is a decisive competitive factor for BA-CA

Both core markets, Austria and CEE, made equal contributions to this gratifying development. Of the total increase in operating profit, 43 % came from CEE and 56 % from the three Austrian customer business segments and from International Markets. In view of increasing market integration, the Large Corporates and Real Estate segment and International Markets benefit strongly from their CEE competence (transactions are recorded on a decentralised basis, i.e. not only in the Austrian business segments but also in the CEE segment).

Operating profit, components

€ m	H1 2005	Change on previous year	
– Operating revenues 1)	2,076	+198	+11 %
– Provisioning charge	–208	–2	+1 %
Operating revenues 1) after provisioning charge	1,868	+197	+12 %
General administrative expenses	–1,271	–55	+5 %
Operating profit	**598**	**+142**	**+31 %**

1) including other operating income and expenses

Net interest income (up by 8 % on the previous year) made the strongest contribution to revenue growth. Most of this improvement came from the CEE business segment, where the volume of high-margin business expanded considerably despite converging trends in interest rates and terms. In business with Austrian private customers, the continued strong expansion of lending volume more than offset the persistent pressure on margins. Net fee and commission income (up by 8 %), on the other hand, rose in all business segments, especially in Private Customers Austria and CEE. Notwithstanding temporary turbulence in some markets in spring, the net trading result for the first six months reached € 118 m, a level that was 30 % higher than in the first half of 2004 and which exceeded one-half of the good performance in 2004 as a whole.

The net charge for losses on loans and advances in the first half of 2005 remained stable (up by 1 %). In the Private Customers Austria segment, a significant expansion of business was accompanied by a higher provisioning charge against a background of a general increase in insolvencies of private individuals. As a result of business expansion, the provisioning charge in CEE rose, but as a percentage of net interest income it remained below average. The net charge for losses on loans and advances in the SMEs Austria segment declined but still absorbed 49 % of net interest income. Overall, the risk/earnings ratio in the first half of 2005 fell to 16.2 % (previous year: 17.4 %), the provisioning charge as a percentage of average risk-weighted assets (banking book) was 0.57 % after 0.62 %.

General administrative expenses rose by € 55 m or some 5 % compared with the previous year. CEE accounted for € 48 m of this total, a relatively small increase in view of the exchange rate effects included in this figure, the larger group of consolidated companies and the retail initiative currently under way in CEE. The cost/income ratio declined in both core markets, falling to 61.2 % in the first half of 2005 (previous year: 64.7 %).

As in the first quarter, the income statement for the first half of 2005 reflects exchange rate effects. After the trend reversal in the US dollar, these effects related mainly to CEE currencies. The exchange rate changes had an impact on both income and expense items, thus partly offsetting each other. At the level of results, the exchange rate effects remaining after hedging costs were between 2 % and 3 %.

As a result of first-time consolidation of Hebros Bank, a Bulgarian bank, as from April 2005 and of BPH Leasing as from the beginning of 2005, net income before taxes for the first half of 2005 increased by € 3 m (for details of the effects, see note 4 on page 16 of this report). The integration of Hebros Bank with our subsidiary HVB Bank Biochim to form the third-largest bank in Bulgaria is planned for 2006.

The agreement on the merger of HVB Bank Romania and Banca Tiriac, signed in June 2005, will create the fourth-largest Romanian bank with a market share of 7.5 %. Eksimbanka, a Serbian bank acquired at the beginning of the year, will merge with HVB Bank Serbia and Montenegro on 1 October 2005 to form the fifth-largest bank.

Development of Business Segments in the First Half of 2005

Private Customers Austria

€ m	H1 2005	H1 2004	Change	
Operating revenues after net charge for losses on loans and advances[1]	538	526	12	2.2 %
General administrative expenses	–454	–453	–1	0.1 %
Operating profit	84	73	11	15.1 %
Net income before taxes	86	75	11	15.2 %
Net income	67	55	13	23.7 %
... share of Group total	14 %	17 %		
Equity – share of Group total	12 %	12 %		
ROE before taxes	19.2 %	20.1 %		
ROE after taxes[2]	15.1 %	14.6 %		

1) net interest income, net fee and commission income, net trading result, other operating income and expenses less provisioning charge
2) net income (p.a.)/allocated equity (average for the period)

The focus on selling standardised and needs-oriented products and the back-office reorganisation in the Private Customers Austria segment paid off. Recording a multi-year high in new business, the sales units achieved strong growth in lending volume (especially in residential building loans, consumer credit and car leasing). In the second quarter of 2005, risk-weighted assets were 4 % higher than in the first three months and up by 19 % on the previous year. This strong sales performance more than offset the narrowing of margins.

On the deposits side, margins continued to narrow in the first half of 2005. Higher volumes of short-term deposits were unable to offset the effect of this development. The securities business, on the other hand, experienced gratifying growth in the area of direct investments and, above all, in sales of structured investment products. Net inflows in the second quarter rose by close to 30 % and exceeded € 1.5 bn in the first six months of 2005. Guarantee products – including the extremely successful Osteuropa-Garantie, the SEE-focused NeuesEuropa-Garantie product and, most recently, the Asienaktienindex-Garantieanleihe – perfectly met investors' demand for security and performance. At the end of June 2005, assets under management in the Bank Austria Creditanstalt Group totalled € 31.5 bn.

Operating revenues in the Private Customers Austria segment in the first half of 2005 rose by € 19 m (3.4 %), mainly due to growth in net fee and commission income, while net interest income remained stable. The provisioning charge increased by € 7 m, reflecting the expansion of business and the rise in insolvencies of private individuals in Austria. General administrative expenses matched the previous year's level, the cost/income ratio improved to 77.5 % (previous year: 80.0 %). Based on a 23.7 % increase in net income to € 67 m, and despite the higher equity capital base, the ROE after taxes reached 15.1 % (14.6 %).

SMEs Austria

€ m	H1 2005	H1 2004	Change	
Operating revenues after net charge for losses on loans and advances	210	200	9	4.7 %
General administrative expenses	–188	–186	–2	1.0 %
Operating profit	22	15	8	51.2 %
Net income before taxes	22	15	8	53.7 %
Net income	17	10	7	65.2 %
... share of Group total	3 %	3 %		
Equity – share of Group total	13 %	14 %		
ROE before taxes	4.8 %	3.2 %		
ROE after taxes	3.6 %	2.2 %		

Newly defined at the beginning of 2005, the SMEs Austria business segment covers business customers and small and medium-sized enterprises (SMEs). This is the segment facing the greatest problems in the Austrian market. The income statement for the first six months reflects the weak economic trend (low demand for finance and narrower margins on the assets side; a slightly more favourable development of short-term deposits). The figures also show structural problems, which we aim to solve in the medium term. These include the cost intensity, which is high for business with companies (cost/income ratio: 62.3 %), and especially the provisioning charge (risk/earnings ratio: 49.2 %) and the high equity capital allocation, which reduce profitability to a level far below average. In the meantime we have started a programme to use our service approach – i.e. delivering largely pre-standardised solutions to meet customers' needs over their "lifecycle" – in the SMEs Austria segment as well. Moreover, we will apply risk-adjusted pricing and concentrate on providing capital market products to medium-sized companies. An improvement has already been achieved in net fee and commission income (up by 6 % on the previous year), mainly because of the great success of Treasury products and risk management. Results started to improve as costs remained stable.

Programme to enhance profitability in the SMEs Austria segment

Large Corporates and Real Estate

€ m	H1 2005	H1 2004	Change	
Operating revenues after net charge for losses on loans and advances	300	278	22	8.0 %
General administrative expenses	–134	–145	11	–7.3 %
Operating profit	166	133	33	24.5 %
Net income before taxes	152	117	36	30.8 %
Net income	120	88	32	36.4 %
... share of Group total	24 %	28 %		
Equity – share of Group total	20 %	23 %		
ROE before taxes	20.6 %	15.6 %		
ROE after taxes	16.2 %	11.7 %		

In the Large Corporates and Real Estate segment, the volume of loans to large companies declined in line with economic trends. Margins recently started to improve slightly. A better trend was seen in business with institutional customers. On the liabilities

side, margins on sight deposits developed unfavourably. Continued growth was seen in corporate advisory services and especially in leasing and real estate business. Operating revenues rose by 7 % compared with a year earlier; a contribution to this came from the sale of two Italian subsidiaries of the leasing subgroup. The risk/earnings ratio improved from 7.1 % (H1 2004) to 6.7 %. General administrative expenses were 7 % lower than in the previous year. Net income thus rose by € 32 m to € 120 m. Leasing business expanded strongly (+8 %) and on-balance sheet business in Austria was reduced. On balance, risk-weighted assets were somewhat lower than in the previous year. The ROE was 16.2 % (after 11.7 % in H1 2004).

Business areas with supraregional service approach make important contribution

International Markets

€ m	H1 2005	H1 2004	Change	
Operating revenues after net charge for losses on loans and advances	161	119	42	35.4 %
General administrative expenses	−84	−70	−14	19.2 %
Operating profit	77	48	28	58.9 %
Net income before taxes	85	49	36	72.7 %
Net income	67	37	30	82.9 %
... share of Group total	14 %	12 %		
Equity – share of Group total	3 %	3 %		
ROE before taxes	68.0 %	48.4 %		
ROE after taxes	53.7 %	36.1 %		

International Markets (INM) had an excellent first six months and again proved its ability to make a steady contribution to profits. INM's net income rose by about 80 % and the ROE after taxes climbed to 53.7 %. Operating revenues after provisioning exceeded the (high) figure for the first half of the previous year by 35 %. With its widely diversified activities, the INM segment held its own in the difficult weeks in spring, which were characterised by a temporary strong widening of credit spreads. Net income before taxes in the second quarter almost matched the level achieved in the first quarter of 2005.

INM, a stable source of revenue in any market environment

Customer-driven financial markets business, an area in which INM acts as the Bank Austria Creditanstalt Group's centre of competence, developed very favourably. The bank played a leading role in two major bond issues: Wienerberger's € 400 m bond issue, for which the bank acted internationally as Joint Lead Manager, and a € 70 m bond issue placed in Austria for Frauenthal. CA IB/BA-CA were Global Coordinator and Sole Bookrunner for Böhler-Uddeholm's capital increase with a transaction volume of € 235 m. In the first half of 2005, CA IB arranged more than 15 successful transactions in CEE, including the IPO of Tallinn Water – the first international deal in Estonia in six years – and the IPO of AmRest, a Polish restaurant chain. Through the first structured equity financing transaction carried out in Poland, the ITI media group increased its interest in TVN.

Central and Eastern Europe (CEE)

€ m	H1 2005	H1 2004	Change	
Operating revenues after net charge for losses on loans and advances	643	534	109	20.4 %
General administrative expenses	−384	−336	−48	14.3 %
Operating profit	259	198	61	30.7 %
Net income before taxes	255	169	86	50.9 %
Net income	202	132	70	52.7 %
... share of Group total	41 %	42 %		
Equity – share of Group total	27 %	25 %		
ROE before taxes	26.0 %	21.0 %		
ROE after taxes	20.6 %	16.4 %		

Operating revenues in the CEE business segment continued to grow strongly from Q1 to Q2. The increase resulted mainly from net interest income, which was driven by continued volume growth, a slight improvement in margins and more favourable refinancing terms. In the first half of 2005, net income before taxes generated by the CEE segment was € 255 m, up by 51 % on the previous year. Net income reached € 202 m, an increase of 53 %. Equity allocated to the segment was 27 % of the total figure. CEE accounted for 41 % of the bank's overall results.

Operations in all CEE regions and countries expanded considerably and were very successful in the first six months. In Poland, net income before taxes rose by 26 % compared with H1 2004; adjusted for exchange rate changes, the increase was 9 %. This is a very strong performance, considering the one-off effects resulting from sales proceeds (GBG Bank) in H1 2004.

CEE banking subsidiaries: net income before taxes

€ m	H1 2005	Change on previous year		exchange rate-adjusted
Poland	142	+29	+26 %	+9 %
CZ, SK, H, SLO region[1)]	99	+16	+20 %	+14 %
SEE region[2)]	55	+20	+58 %	+52 %

Based on non-consolidated separate financial statements / 1) Czech Republic, Hungary, Slovakia and Slovenia / 2) Bulgaria, Bosnia and Herzegovina, Croatia and Romania

Regional differences notwithstanding, the partly marked decline in interest rates did not yet squeeze margins to any significant extent, thus allowing the expansion of business volume to feed through to results. This growth was partly attributable to our retail initiative. Following the acquisition of Hebros Bank in Bulgaria and Eksimbanka in Serbia, and after the opening of new branches of banking subsidiaries, the BA-CA Group's CEE network currently comprises more than 1,000 offices. Despite investments made to further strengthen the sales capacity of banking subsidiaries, the 14 % increase in general administrative expenses (or 5 %, adjusted for exchange rates) was considerably lower than revenue growth. Thus the cost/income ratio was reduced from 58 % to 54 %. The provisioning charge for the first six months was considerably higher than a year earlier; yet, as a percentage of net interest income, it was below average.

Balance Sheet and Capital Resources

As at 30 June 2005, Bank Austria Creditanstalt's total assets were € 154.5 bn, 5.4 % higher than at the end of the previous year and 11.2 % higher than at the end of June 2004.

The expansion of customer business and an increase in trading activities were the main factors contributing to the balance sheet growth compared with the end of the previous year and with the end of June 2004. On the **assets side**, loans and advances to customers rose by 9.0 % compared with 30 June 2004. In percentage terms, growth was strongest in the SEE countries, while by far the largest increase in absolute terms was recorded by Bank Austria Creditanstalt AG in Austria. At the same time, loan loss provisions were reduced by 8.5 %. As at 30 June 2005, trading assets were € 5.6 bn or 40.3 % higher than a year before. On the **liabilities side**, primary funds (deposits and liabilities evidenced by certificates) made the strongest contribution to growth, increasing by a total of € 7.0 bn or 8.9 %. At € 86.1 bn, they accounted for 56 % of the balance sheet total. Trading liabilities grew at a disproportionately high rate (up by € 1.7 bn or 22.2 %) in parallel with trading assets. While interbank business on the assets side was reduced, interbank business on the liabilities side increased by 12 %.

Shareholders' equity including minority interests amounted to € 7.6 bn. Despite the dividend payment of € 221 m, shareholders' equity rose by € 506 m or 7.1 % compared with 31 December 2004 and by € 1,069 m or 16.4 % compared with the end of June 2004. This increase was mainly attributable to good net income for the first six months of 2005 and a significant increase in reserves in accordance with IAS 39.

Changes in balance sheet data compared with year-end 2004 and 30 June 2004
Changes in € m and in %



Total assets
+11%
+5%
Loans and advances to customers
+9%
+6%
Customer deposits (primary funds)
+9%
+4%
Trading assets
+40%
+5%
Trading liabilities
+22%
+4%
0
5,000
10,000
15,000
30 June 2005 compared with 30 June 2004
30 June 2005 compared with 31 Dec. 2004

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 3.4 bn to € 74.3 bn, an increase of 4.8 % compared with year-end 2004. This increase is due to business expansion at the CEE subsidiaries – reinforced by rising exchange rates for almost all currencies – and to higher business volume in Austria. **Net capital resources** increased by 2.5 %, from € 8.8 bn to € 9.0 bn, mainly as a result of the issuance of subordinated capital eligible as Tier 1 capital in the amount of € 150 m. As at 30 June 2005, the Tier 1 capital ratio was 7.85 % (year-end 2004: 7.85 %), and the total capital ratio came to 12.11 % (year-end 2004: 12.37 %).

Events after the Balance Sheet Date

On 13 July 2005, the Bank Austria Creditanstalt Group signed an agreement to sell its 28.2 % interest in Investkredit Bank AG to Raiffeisen Zentralbank (RZB). This transaction is expected to result in a gain of a three-digit million euro amount in the third quarter.

Outlook

Early indicators of economic developments in the euro area for the second half of 2005 have recently been more encouraging. Given the more favourable euro/US dollar exchange rate, Europe should be able to benefit to a greater extent from the current upswing in world trade, with consumer demand and investment activity rising again. While oil prices will probably remain high, there is ample liquidity and financing terms are favourable. In view of accumulated imbalances, the US dollar is still associated with an underlying risk of setbacks. However, the world's large economic regions are probably mainly interested in maintaining the status quo. Therefore we expect only a moderate increase in interest rates, and no dramatic setback.

Cyclical and structural factors support expectations for second half of 2005

This means that the outlook for economic growth in our core markets may be brightening somewhat. Structural factors will continue to have a decisive influence on our business. In particular this refers to the monetary convergence process in CEE, which leads to an expansion of business volume at above-average margins. As a leading universal bank very well placed in the entire region, we are actively participating in this growth.

In view of the excellent business developments in the first six months and the business opportunities arising for us in the second half of the year, we are raising our full-year target for net income before taxes for 2005 – not including the one-off effect resulting from the sale of Investkredit shares – to over € 1.1 bn.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2005 compared with the first six months of 2004 after first-time application effects*)

	Notes	1 Jan – 30 June 2005 € m	1 Jan – 30 June 2004 € m	Change in € m	in %
Interest income		2,748	2,434	314	12.9
Interest expenses		–1,466	–1,250	–217	17.3
Net interest income	(5)	1,282	1,185	97	8.2
Losses on loans and advances	(6)	–208	–207	–2	0.8
Net interest income after losses on loans and advances		**1,074**	**978**	**96**	**9.8**
Fee and commission income		829	758	72	9.4
Fee and commission expenses		–163	–143	–20	14.3
Net fee and commission income	(7)	666	615	51	8.3
Net trading result	(8)	118	91	28	30.4
General administrative expenses	(9)	–1,271	–1,215	–55	4.6
Balance of other operating income and expenses	(10)	10	–12	23	>100
Operating profit		**598**	**456**	**142**	**31.0**
Net income from investments		15	8	7	90.2
Amortisation of goodwill		0	–36	36	–
Balance of other income and expenses		–2	–1	–1	73.2
Profit from ordinary activities / Net income before taxes		**611**	**427**	**184**	**43.0**
Taxes on income		–116	–111	–5	4.9
Net income		**495**	**317**	**178**	**56.3**
Minority interests		–41	–31	–10	32.7
Consolidated net income		**453**	**285**	**168**	**58.9**

Key data

	1 Jan – 30 June 2005	1 Jan – 30 June 2004
Earnings per share (in €)	3.09	1.94
Return on equity before taxes (in %)	16.8	13.3
Return on equity after taxes (in %)	13.4	9.4
Cost/income ratio (in %)	61.2	64.7
Risk/earnings ratio (in %)	16.2	17.4

*) See note 2 on page 14.

Income statement of the Bank Austria Creditanstalt Group by quarter, after first-time application effects*)

€ m	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Interest income	1,436	1,312	1,355	1,250	1,274
Interest expenses	−750	−716	−708	−641	−632
Net interest income	686	596	647	609	642
Losses on loans and advances	−98	−110	−89	−102	−102
Net interest income after losses on loans and advances	**588**	**486**	**558**	**507**	**540**
Fee and commission income	421	408	390	401	391
Fee and commission expenses	−85	−78	−89	−84	−72
Net fee and commission income	336	330	301	317	319
Net trading result	39	79	88	55	31
General administrative expenses	−637	−634	−644	−620	−612
Balance of other operating income and expenses	1	9	−57	−3	−12
Operating profit	**328**	**270**	**246**	**255**	**266**
Net income from investments	5	10	−17	−11	−24
Amortisation of goodwill	0	0	−22	−18	−18
Balance of other income and expenses	−2	0	−3	2	−1
Profit from ordinary activities / Net income before taxes	**331**	**280**	**204**	**227**	**223**
Taxes on income	−63	−53	−23	−54	−62
Net income	**268**	**227**	**181**	**173**	**162**
Minority interests	−21	−20	−14	−16	−15
Consolidated net income	**246**	**207**	**167**	**157**	**146**

Key data

	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Earnings per share (in €)	1.68	1.41	1.14	1.07	0.99
Return on equity before taxes (in %)	18.0	15.7	11.9	13.8	13.8
Return on equity after taxes (in %)	14.4	12.3	10.4	10.1	9.6
Cost/income ratio (in %)	59.9	62.5	65.8	63.4	62.4
Risk/earnings ratio (in %)	14.3	18.5	13.8	16.8	15.9

*) See note 2 on page 14.

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2005 compared with the balance sheets at 31 December 2004 and at 30 June 2004 after first-time application effects*)

Assets

	(Notes)	30 June 2005 €m	31 Dec 2004 €m	Change in €m	in %	30 June 2004 €m	Change in €m	in %
Cash and balances with central banks	(11)	2,730	2,724	6	0.2	2,463	268	10.9
Trading assets	(12)	19,496	18,575	921	5.0	13,895	5,601	40.3
Loans and advances to, and placements with, banks	(13)	23,752	23,995	−244	−1.0	23,777	−25	−0.1
Loans and advances to customers	(14)	85,958	81,260	4,698	5.8	78,875	7,083	9.0
– Loan loss provisions	(15)	−3,235	−3,305	70	−2.1	−3,535	301	−8.5
Investments	(16)	18,728	17,316	1,412	8.2	17,822	906	5.1
Property and equipment	(17)	1,144	1,122	22	1.9	1,110	34	3.0
Intangible assets	(18)	1,199	1,133	67	5.9	1,163	37	3.2
Other assets	(19)	4,688	3,700	987	26.7	3,381	1,307	38.7
TOTAL ASSETS		**154,459**	**146,521**	**7,939**	**5.4**	**138,949**	**15,510**	**11.2**

Liabilities and shareholders' equity

	(Notes)	30 June 2005 €m	31 Dec 2004 €m	Change in €m	in %	30 June 2004 €m	Change in €m	in %
Amounts owed to banks	(20)	43,387	39,927	3,460	8.7	38,738	4,649	12.0
Amounts owed to customers	(21)	60,438	57,856	2,582	4.5	55,129	5,308	9.6
Liabilities evidenced by certificates	(22)	20,102	19,617	485	2.5	18,585	1,517	8.2
Trading liabilities	(23)	9,270	8,930	340	3.8	7,586	1,684	22.2
Provisions	(24)	3,817	3,757	60	1.6	3,609	208	5.8
Other liabilities	(25)	4,328	4,063	265	6.5	3,463	864	25.0
Subordinated capital	(26)	5,532	5,291	241	4.6	5,321	211	4.0
Shareholders' equity		7,587	7,081	506	7.1	6,518	1,069	16.4
of which: minority interests		503	439	64	14.7	394	109	27.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**154,459**	**146,521**	**7,939**	**5.4**	**138,949**	**15,510**	**11.2**

*) See note 2 on page 14.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 2)	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2004	**1,069**	**2,737**	**2,733**	**−584**	**−139**	**5,815**	**362**	**6,177**
First-time application effects resulting from amended and new IFRSs 3)			−24		12	−12	1	−11
As at 1 January 2004 after first-time application effects	**1,069**	**2,737**	**2,709**	**−584**	**−128**	**5,803**	**363**	**6,166**
Net income			285			285	32	317
Dividend paid			−150			−150		−150
Own shares/shares in the controlling company		23				23		23
Other changes			12	78	72	162		162
As at 30 June 2004	**1,069**	**2,760 1)**	**2,856**	**−506**	**−56**	**6,123**	**395**	**6,518**

€m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 2)	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2005	**1,069**	**2,749**	**3,197**	**−409**	**36**	**6,641**	**439**	**7,080**
First-time application effects resulting from amended and new IFRSs 3)			−17		17	1	1	1
As at 1 January 2005 after first-time application effects	**1,069**	**2,749**	**3,180**	**−409**	**53**	**6,642**	**440**	**7,081**
Net income			453			453	41	495
Dividend paid			−221			−221		−221
Own shares/shares in the controlling company		1				1		1
Other changes			−1	62	148	209	22	231
As at 30 June 2005	**1,069**	**2,749 1)**	**3,412**	**−346**	**201**	**7,084**	**503**	**7,587**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	31 Dec. 2004	30 June 2005
Cash flow hedge reserve	−161	−57
Available-for-sale reserve	214	258
Total	53	201

3) See note 2 on page 14.

Cash flow statement

€m	1 Jan. – 30 June 2005	1 Jan. – 30 June 2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,724	2,282
Cash flows from operating activities	1,291	1,961
Cash flows from investing activities	−1,309	−1,552
Cash flows from financing activities	27	−227
Effects of exchange rate changes	−3	−1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,730	2,463

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). The interim report covers the first six months of 2005 (1 January 2005 to 30 June 2005) and compares this period with the same period of the previous year.

(2) Changes in accounting principles in 2005

A number of changes in IFRSs became effective on 1 January 2005. Most of the amendments and new rules are applicable retrospectively, as if the relevant accounting and valuation method had always been applied. Therefore the comparative figures for 2004 were adjusted. The following new rules are of major significance:

- Minority interests are to be presented separately within shareholders' equity. After inclusion of minority interests amounting to € 439 m, shareholders' equity as at 31 December 2004 totalled € 7,081 m.
- When financial assets are recognised initially, they may be classified as financial assets "at fair value through profit or loss". Under the EU endorsement, financial liabilities can currently not be recognised in this way. As a first-time application effect, € 888 m was reclassified as "at fair value through profit or loss" as at 31 December 2004.
- Reversals of previously recognised impairment losses on available-for-sale equity instruments are not permitted to be recognised in income, but are to be included in the available-for-sale reserve until the financial asset is sold. As a result of first-time application of this rule, reversals of impairment losses in the amount of € 10 m previously recognised in income were reversed as at 31 December 2004.
- Impairment losses resulting from inherent risks associated with financial assets which are measured at amortised cost (impairment losses incurred but not detected) were recognised. As a result of first-time application of this rule, the balance sheet item Loan loss provisions increased by € 110 m as at 1 January 2004, with no effect on income; this increase declined to € 89 m as at 31 December 2004.
- The financial statements of companies investments in which are accounted for under the equity method are now adjusted to uniform Group-wide accounting and valuation methods. Goodwill relating to investments in such companies is included in the item Investments.
- Future goodwill is to be recorded in the currency of the foreign operation and translated at the closing rate.
- Goodwill is not amortised. At least once a year, goodwill is tested for impairment and an impairment loss is recognised, if necessary. This change has been applied for the first time since the first quarter of 2005.

Income statement of the Bank Austria Creditanstalt Group
Changes in figures for the first six months of 2004
resulting from first-time application effects of amended and new IFRSs

€ m	1 Jan.–30 June 2004 published	First-time application effects	1 Jan.–30 June 2004 new
Interest income	2,405	30	2,434
Interest expenses	–1,223	–26	–1,250
Net interest income	1,181	3	1,185
Losses on loans and advances	–216	9	–207
Net interest income after losses on loans and advances	**965**	**12**	**978**
Fee and commission income	758	0	758
Fee and commission expenses	–143	0	–143
Net fee and commission income	615	0	615
Net trading result	86	5	91
General administrative expenses	–1,215	0	–1,215
Balance of other operating income and expenses	–12	0	–12
Operating profit	**439**	**17**	**456**
Net income from investments	11	–3	8
Amortisation of goodwill	–36	0	–36
Balance of other income and expenses	–1	0	–1
Profit from ordinary activities / Net income before taxes	**412**	**15**	**427**
Taxes on income	–98	–12	–111
Net income	**314**	**2**	**317**
Minority interests	–31	0	–31
Consolidated net income	**283**	**2**	**285**

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2004
Changes resulting from first-time application effects of amended and new IFRSs

Assets € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Cash and balances with central banks	3,302	–578	2,724
Trading assets	18,590	–15	18,575
Loans and advances to, and placements with, banks	23,995	0	23,995
Loans and advances to customers	81,260	0	81,260
– Loan loss provisions	–3,215	–89	–3,305
Investments	16,668	648	17,316
Property and equipment	1,122	0	1,122
Intangible assets	1,133	0	1,133
Other assets	3,662	39	3,700
TOTAL ASSETS	**146,516**	**4**	**146,521**

Liabilities and shareholders' equity € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Amounts owed to banks	39,927	0	39,927
Amounts owed to customers	57,856	0	57,856
Liabilities evidenced by certificates	19,617	0	19,617
Trading liabilities	8,960	–30	8,930
Provisions	3,753	3	3,757
Other liabilities	4,033	30	4,063
Subordinated capital	5,291	0	5,291
Shareholders' equity	7,080	1	7,081
of which: minority interests	439	0	439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,516**	**4**	**146,521**

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first six months of 2005, earnings per share – based on 147,031,740 shares – are € 3.09 (comparative figure for the same period of the previous year: € 1.94). The annualised figures are € 6.17 for the reporting period and € 3.88 for the same period of the previous year (figure for the whole of 2004: € 4.14).

(4) Changes in the group of consolidated companies in 2005

On 1 January 2005, BPH Leasing S.A., Warsaw, was included in the group of consolidated companies in view of the dynamic development of the leasing business in Poland and its growing importance to results from the leasing activities of Bank BPH S.A.

At the end of February 2005, Austria Finanza S.P.A., Treviso, and Austrolease S.P.A., Bolzano, were sold. Bank Austria Creditanstalt Leasing GmbH sold these two companies to Fortis Lease Group S.A. against a cash payment of € 32 m. This transaction results in a profit of € 17 m in the BA-CA Group.

The closing of the purchase of Hebros Bank, Plovdiv, took place on 1 March 2005. The Bank Austria Creditanstalt Group acquired 99.91 % (13,690,107 shares) of Hebros Bank. In this context, Bank Austria Creditanstalt acquired 89.92 % and Biochim Bank, Sofia (a 99.7 % subsidiary of Bank Austria Creditanstalt AG), acquired 9.99 % of Hebros Bank. The purchase price of € 124 m was paid in cash.

The purchase of Hebros Bank results in goodwill of € 80 m in the Bank Austria Creditanstalt Group. In accordance with IFRSs, this goodwill is not amortised.

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2005 (of which: contribution of BPH Leasing S.A. + Hebros Bank)

€ m	1 Jan.–30 June 2005	BPH Leasing S.A. + Hebros Bank
Interest income	2,748	12
Interest expenses	–1,466	–1
Net interest income	1,282	11
Losses on loans and advances	–208	–2
Net interest income after losses on loans and advances	**1,074**	**9**
Fee and commission income	829	2
Fee and commission expenses	–163	0
Net fee and commission income	666	2
Net trading result	118	0
General administrative expenses	–1,271	–9
Balance of other operating income and expenses	10	0
Operating profit	**598**	**3**
Net income from investments	15	0
Amortisation of goodwill	0	0
Balance of other income and expenses	–2	0
Profit from ordinary activities / Net income before taxes	**611**	**3**
Taxes on income	–116	0
Net income	**495**	**2**
Minority interests	–41	0
Consolidated net income	**453**	**2**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Interest income from loans and advances and money market transactions	2,121	1,858
bonds and other fixed-income securities	328	283
shares and other variable-yield securities	63	55
subsidiaries	20	36
companies accounted for under the equity method	34	29
investments in other companies	8	8
investment property	12	12
Interest expenses for deposits	−953	−773
liabilities evidenced by certificates	−284	−259
subordinated capital	−136	−122
Results from leasing transactions	67	57
NET INTEREST INCOME	**1,282**	**1,185**

(6) Losses on loans and advances

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Allocations to	425	426
provisions for loans and advances	*414*	*410*
provisions for contingent liabilities	*11*	*17*
Releases from	−194	−211
provisions for loans and advances	*−161*	*−185*
provisions for contingent liabilities	*−33*	*−26*
Recoveries of loans and advances previously written off	−23	−8
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**208**	**207**

(7) Net fee and commission income

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Securities and custodian business	169	138
Foreign trade / payment transactions	389	347
Lending business	77	97
Other services and advisory business	31	33
NET FEE AND COMMISSION INCOME	**666**	**615**

(8) Net trading result

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Equity-related transactions	44	27
Interest-rate and currency-related transactions	75	64
NET TRADING RESULT	**118**	**91**

(9) General administrative expenses

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Staff costs	709	695
Wages and salaries	*476*	*470*
Social-security contributions	*114*	*111*
Expenses for retirement benefits and other benefits	*119*	*113*
Other administrative expenses	445	403
Depreciation and amortisation	116	117
on property and equipment	*66*	*63*
on intangible assets excluding goodwill	*51*	*54*
GENERAL ADMINISTRATIVE EXPENSES	**1,271**	**1,215**

(10) Balance of other operating income and expenses

€ m	1 Jan.– 30 June 2005	1 Jan.– 30 June 2004
Other operating income	62	50
Other operating expenses	–52	–63
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**10**	**–12**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	30 June 2005	31 Dec. 2004
Cash and balances with central banks	2,718	2,694
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	12	30
CASH AND BALANCES WITH CENTRAL BANKS	**2,730**	**2,724**

(12) Trading assets

€ m	30 June 2005	31 Dec. 2004
Bonds and other fixed-income securities	**10,184**	**9,462**
Money market paper	45	118
Debt securities	10,138	9,344
issued by public borrowers	*1,695*	*1,788*
issued by other borrowers	*8,444*	*7,556*
Group's own debt securities	0	0
Shares and other variable-yield securities	**1,043**	**669**
Shares	393	237
Investment certificates	59	54
Other	591	378
Positive market values of derivative financial instruments	**8,261**	**8,421**
Equity derivatives	105	74
Interest-rate and currency derivatives	8,156	8,347
Other trading assets	**8**	**22**
TRADING ASSETS	**19,496**	**18,575**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 June 2005	31 Dec. 2004
Loans and advances	6,698	8,243
Money market placements	17,054	15,753
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,752**	**23,995**

(14) Loans and advances to customers – breakdown by product

€ m	30 June 2005	31 Dec. 2004
Loans to local authorities	3,880	3,893
Real estate finance	8,986	8,265
Mortgage loans	*8,520*	*7,893*
Other real estate finance	*466*	*372*
Current account credits	12,637	11,696
Loans	49,084	46,512
Money market placements	978	808
Other loans and advances	4,972	4,855
Finance lease receivables	5,421	5,231
LOANS AND ADVANCES TO CUSTOMERS	**85,958**	**81,260**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
At beginning of reporting period	**26**	**34**	**3,283**	**3,456**	**3,309**	**3,490**
First-time application effects resulting from amended and new IFRSs	0	0	0	110	0	110
At beginning of reporting period after first-time application effects	**26**	**34**	**3,283**	**3,566**	**3,309**	**3,600**
Allocation	−1	0	415	410	414	410
Release	−0	−3	−161	−182	−161	−185
Use	−2	−3	−287	−230	−288	−233
Exchange differences and other adjustments not reflected in the income statement	11	4	−50	−60	−39	−56
AT END OF REPORTING PERIOD	33	32	3,201	3,504	3,235	3,535

(16) Investments

€ m	30 June 2005	31 Dec. 2004
Held-to-maturity investments – debt securities	**7,248**	**7,291**
Available-for-sale investments	**8,077**	**7,729**
Shares in unconsolidated subsidiaries	771	738
Shares in other companies	151	169
Other fixed-income securities	3,839	3,211
Shares and other variable-yield securities	3,316	3,610
Fair value option – investments	**1,998**	**888**
Bonds and other fixed-income securities	1,924	888
Shares and other variable-yield securities	73	0
Investments in companies accounted for under the equity method	**1,021**	**1,011**
of which: goodwill	184	183
Investment property	**384**	**397**
INVESTMENTS	**18,728**	**17,316**

(17) Property and equipment

€ m	30 June 2005	31 Dec. 2004
Land and buildings used for banking operations	784	754
Other land and buildings	20	16
Other property and equipment*)	339	352
PROPERTY AND EQUIPMENT	**1,144**	**1,122**

*) including leased assets

(18) Intangible assets

€ m	30 June 2005	31 Dec. 2004
Goodwill	966	885
Other intangible assets	233	248
INTANGIBLE ASSETS	**1,199**	**1,133**

(19) Other assets

€ m	30 June 2005	31 Dec. 2004
Tax claims	878	915
Current taxes	*57*	*55*
Deferred taxes	*822*	*860*
Positive market values of derivative hedging instruments	2,679	2,046
Other assets	945	600
Prepaid expenses	185	140
OTHER ASSETS	**4,688**	**3,700**

(20) Amounts owed to banks – breakdown by product

€ m	30 June 2005	31 Dec. 2004
Repayable on demand	10,559	2,797
With agreed maturity dates or periods of notice	32,828	37,130
Loans raised	*11,641*	*11,344*
Money market deposits by banks	*19,384*	*23,620*
Other amounts owed to banks	*1,803*	*2,166*
AMOUNTS OWED TO BANKS	**43,387**	**39,927**

(21) Amounts owed to customers – breakdown by product

€ m	30 June 2005	31 Dec. 2004
Savings deposits	17,392	17,593
Other amounts owed to customers	43,045	40,263
Repayable on demand	*22,089*	*20,676*
With agreed maturity dates or periods of notice	*20,956*	*19,586*
AMOUNTS OWED TO CUSTOMERS	**60,438**	**57,856**

(22) Liabilities evidenced by certificates – breakdown by product

€ m	30 June 2005	31 Dec. 2004
Debt securities issued	18,070	17,929
Mortgage bonds and local-authority bonds	*2,283*	*2,296*
Other debt securities issued	*15,786*	*15,633*
Other liabilities evidenced by certificates	2,033	1,688
LIABILITIES EVIDENCED BY CERTIFICATES	**20,102**	**19,617**

(23) Trading liabilities

€ m	30 June 2005	31 Dec. 2004
Negative fair values of derivative financial instruments	8,260	8,100
Equity derivatives	*119*	*173*
Interest-rate and currency derivatives	*8,142*	*7,927*
Other trading liabilities	1,010	830
TRADING LIABILITIES	**9,270**	**8,930**

(24) Provisions

€ m	30 June 2005	31 Dec. 2004
Provisions for retirement benefits and similar obligations	2,687	2,699
Provisions for taxes	681	650
Current taxes	*52*	*36*
Deferred taxes	*629*	*614*
Provisions for restructuring costs*)	6	0
Provisions for contingent liabilities	172	132
Other provisions for impending losses	271	276
PROVISIONS	**3,817**	**3,757**

*) Hebros Bank

(25) Other liabilities

€ m	30 June 2005	31 Dec. 2004
Negative market values of derivative hedging instruments	2,337	2,766
Other amounts payable	1,838	1,205
Deferred income	153	92
OTHER LIABILITIES	**4,328**	**4,063**

(26) Subordinated capital

€ m	30 June 2005	31 Dec. 2004
Subordinated liabilities	3,923	3,793
Supplementary capital	1,209	1,250
Subordinated capital eligible as Tier 1 capital	399	248
SUBORDINATED CAPITAL	**5,532**	**5,291**

Additional IAS Disclosures

(27) Employees

(Full-time equivalent)	30 June 2005	30 June 2004
Bank Austria Creditanstalt Group	**30,336**	**29,429**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business 1)	10,375	11,067
CEE and other subsidiaries 2)	19,961	18,362
of which: Poland	*10,058*	*9,703*

1) Including two non-consolidated subsidiaries (as at 30 June 2005).
2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing GmbH, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG.

(28) Events after the date of the interim financial statements

As at 30 June 2005, shares in Investkredit Bank AG, Vienna, which were accounted for under the equity method, were classified as non-current assets held for sale in accordance with IFRS 5. For materiality reasons, the shares are not presented as a separate item in the balance sheet but continue to be included in the item Investments.

On 13 July 2005, the Bank Austria Creditanstalt Group signed an agreement to sell its 28.2 % interest in Investkredit Bank AG, Vienna. The value of this transaction is about € 250 m. The competent authorities have already approved the transaction.

(29) Segment reporting

H1 2005/H1 2004

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	H1/2005	337	185	229	449	63	19	1,282
	H1/2004	334	197	233	340	61	19	1,185
Losses on loans and advances	H1/2005	−47	−91	−15	−64	9	0	−208
	H1/2004	−40	−106	−17	−45	0	0	−207
Net fee and commission income	H1/2005	246	116	60	233	13	−2	666
	H1/2004	231	109	59	207	12	−3	615
Net trading result	H1/2005	2	0	0	26	94	−4	118
	H1/2004	1	−1	2	31	52	7	91
General administrative expenses	H1/2005	−454	−188	−134	−384	−84	−28	−1,271
	H1/2004	−453	−186	−145	−336	−70	−26	−1,215
Balance of other operating income	H1/2005	0	0	26	−2	−19	4	10
and expenses	H1/2004	0	1	0	0	−6	−8	−12
Operating profit	**H1/2005**	**84**	**22**	**166**	**259**	**77**	**−10**	**598**
	H1/2004	**73**	**15**	**133**	**198**	**48**	**−11**	**456**
Net income from investments	H1/2005	2	0	−12	−3	8	20	15
	H1/2004	4	0	−14	−5	4	20	8
Amortisation of goodwill	H1/2005	0	0	0	0	0	0	0
	H1/2004	−2	0	−2	−24	−3	−5	−36
Balance of other income	H1/2005	0	0	−1	−1	0	0	−2
and expenses	H1/2004	0	0	−1	0	0	0	−1
Net income before taxes	**H1/2005**	**86**	**22**	**152**	**255**	**85**	**10**	**611**
	H1/2004	**75**	**15**	**117**	**169**	**49**	**3**	**427**
Taxes on income	H1/2005	−19	−6	−33	−53	−18	12	−116
	H1/2004	−20	−4	−29	−37	−13	−8	−111
Net income	**H1/2005**	**67**	**17**	**120**	**202**	**67**	**22**	**495**
	H1/2004	**55**	**10**	**88**	**132**	**37**	**−5**	**317**
Risk-weighted assets	H1/2005	12,800	13,310	21,120	19,815	3,571	3,486	74,101
(average, Austrian Banking Act)	H1/2004	10,642	13,100	21,330	16,199	2,905	4,563	68,739
Equity allocated (average)	H1/2005	896	932	1,478	1,960	250	1,733	7,249
	H1/2004	745	917	1,493	1,607	203	1,460	6,426
Return on equity before taxes in %	*H1/2005*	*19.2*	*4.8*	*20.6*	*26.0*	*68.0*		*16.8*
	H1/2004	*20.1*	*3.2*	*15.6*	*21.0*	*48.4*		*13.3*
Return on equity after taxes in % 1)	*H1/2005*	*15.1*	*3.6*	*16.2*	*20.6*	*53.7*		*13.6*
	H1/2004	*14.6*	*2.2*	*11.7*	*16.4*	*36.1*		*9.9*
Cost/income ratio in %	*H1/2005*	*77.5*	*62.3*	*42.6*	*54.3*	*55.4*		*61.2*
	H1/2004	*80.0*	*60.7*	*49.1*	*58.0*	*59.3*		*64.7*
Risk/earnings ratio in %	*H1/2005*	*14.0*	*49.2*	*6.7*	*14.3*			*16.2*
	H1/2004	*11.9*	*53.5*	*7.1*	*13.1*			*17.4*

1) before deduction of minority interests

Segment reporting
Q2 2005/Q1 2005

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q2/2005	170	97	114	236	32	36	686
	Q1/2005	167	88	114	212	30	−17	596
Losses on loans and advances	Q2/2005	−24	−54	−1	−28	9	0	−98
	Q1/2005	−24	−37	−14	−36	0	0	−110
Net fee and commission income	Q2/2005	118	61	33	118	7	0	336
	Q1/2005	128	55	27	116	6	−1	330
Net trading result	Q2/2005	1	0	0	10	33	−4	39
	Q1/2005	1	0	0	17	61	0	79
General administrative expenses	Q2/2005	−228	−96	−67	−192	−37	−17	−637
	Q1/2005	−225	−91	−67	−192	−47	−11	−634
Balance of other operating income and expenses	Q2/2005	0	0	4	1	−5	0	1
	Q1/2005	0	0	22	−3	−14	5	9
Operating profit	**Q2/2005**	**37**	**7**	**84**	**145**	**40**	**14**	**328**
	Q1/2005	**47**	**15**	**82**	**114**	**37**	**−25**	**270**
Net income from investments	Q2/2005	1	0	−4	−4	2	10	5
	Q1/2005	1	0	−8	0	7	10	10
Amortisation of goodwill	Q2/2005	0	0	0	0	0	0	0
	Q1/2005	0	0	0	0	0	0	0
Balance of other income and expenses	Q2/2005	0	0	−1	0	0	0	−2
	Q1/2005	0	0	0	0	0	0	0
Net income before taxes	**Q2/2005**	**37**	**7**	**78**	**141**	**42**	**24**	**331**
	Q1/2005	**49**	**15**	**74**	**114**	**43**	**−15**	**280**
Taxes on income	Q2/2005	−8	−2	−17	−30	−9	3	−63
	Q1/2005	−11	−4	−16	−24	−9	10	−53
Net income	**Q2/2005**	**29**	**5**	**61**	**112**	**33**	**27**	**268**
	Q1/2005	**38**	**11**	**58**	**90**	**34**	**−5**	**227**
Risk-weighted assets (average, Austrian Banking Act)	Q2/2005	13,033	13,951	20,443	20,177	3,664	3,461	74,730
	Q1/2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472
Equity allocated (average)	Q2/2005	912	977	1,431	1,997	257	1,765	7,338
	Q1/2005	880	887	1,526	1,923	243	1,701	7,159
Return on equity before taxes in %	*Q2/2005*	*16.4*	*3.0*	*21.9*	*28.3*	*65.3*		*18.0*
	Q1/2005	*22.1*	*6.8*	*19.4*	*23.7*	*70.9*		*15.7*
Return on equity after taxes in % [1]	*Q2/2005*	*12.9*	*2.2*	*17.2*	*22.4*	*51.3*		*14.6*
	Q1/2005	*17.3*	*5.1*	*15.2*	*18.7*	*56.2*		*12.7*
Cost/income ratio in %	*Q2/2005*	*79.0*	*60.9*	*44.1*	*52.5*	*54.5*		*59.9*
	Q1/2005	*76.1*	*63.8*	*41.2*	*56.2*	*56.1*		*62.5*
Risk/earnings ratio in %	*Q2/2005*	*13.9*	*56.0*	*1.0*	*12.0*	*28.7*		*14.3*
	Q1/2005	*14.1*	*41.6*	*12.4*	*16.8*	*0.0*		*18.5*

1) before deduction of minority interests

Changes in segment reporting

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the Austrian business segments amounts to 7 % of the risk positions (credit and market risk equivalents). In line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. The difference to the equity capital actually available is transferred to the Corporate Center segment. The interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %.

As part of a restructuring of Austrian customer business effective at the beginning of 2005, the previous business segments "Private Customers Austria" and "Corporate Customers Austria" were divided into three new segments: Private Customers Austria, SMEs Austria, and Large Corporates and Real Estate. The Private Customers Austria segment covers only private individuals. Business customers are now included in the SMEs Austria segment (previously in the Private Customers Austria segment). The Large Corporates and Real Estate segment covers multinational corporates, financial institutions, public sector and real estate customers. The comparative figures for 2004 were adjusted to reflect these changes.

The segment reporting data also show the net income after taxes.

The changes in IFRSs described in "Changes in accounting principles in 2005" in note 2 are applied retrospectively for the year 2004 also for segment reporting purposes (first-time application).

Information pursuant to the Austrian Banking Act

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

(30) Consolidated capital resources and regulatory capital requirements

€ m	30 June 2005	31 Dec. 2004
Core capital (Tier 1)	**5,835**	**5,567**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*600*	*597*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*148*	*148*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*227*	*23*
Fund for general banking risks	*25*	*0*
Less intangible assets	*– 458*	*– 494*
Supplementary elements (Tier 2)	**3,870**	**3,863**
Undisclosed reserves	*0*	*0*
Supplementary capital	*1,103*	*1,232*
Participation capital	*0*	*0*
Revaluation reserve	*260*	*224*
Subordinated capital	*2,507*	*2,407*
Deductions	**–712**	**–658**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,993**	**8,772**
Assessment basis (banking book – risk-weighted amounts)	**74,291**	**70,887**
Tier 1 capital ratio (banking book)	7.85 %	7.85 %
Total capital ratio (banking book)	12.11 %	12.37 %
Available Tier 3	**290**	**263**
Requirement for the trading book and for open foreign exchange positions	410	331
Requirement covered by Tier 3	**290**	**263**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 June 2005

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,144	0	–
10 %	1,220	122	10
20 %	8,484	1,697	136
50 %	13,341	6,671	534
100 %	58,075	58,075	4,646
Investment certificates	1,297	406	32
ASSETS	**117,561**	**66,971**	**5,358**
Off-balance sheet positions	37,836	7,248	580
Special off-balance sheet positions	12,562	72	6
BANKING BOOK	**167,959**	**74,291**	**5,944**

Other Information

(31) Contingent liabilities and commitments

€ m	30 June 2005	31 Dec. 2004
Guarantees	10,190	9,482
Acceptances and endorsements	25	19
CONTINGENT LIABILITIES	**10,215**	**9,501**
Liabilities arising from sales with an option to repurchase	42	787
Other commitments	9,467	8,749
COMMITMENTS	**9,509**	**9,536**

End of notes to the consolidated financial statements.

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.		Slovakia	
	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004
Net interest income	235.7	178.7	54.5	43.9	49.2	39.9	15.5	15.9
Losses on loans and advances	−33.1	−28.2	−5.9	−3.6	−4.6	−4.3	−1.6	−1.7
Net fee and commission income	115.4	112.7	27.2	27.1	32.0	30.4	6.1	5.5
Net trading result	19.8	9.7	11.1	12.6	0.9	1.7	5.0	2.1
General administrative expenses	−192.2	−155.7	−44.9	−41.2	−38.1	−35.7	−12.9	−12.8
Balance of other operating income and expenses	4.2	9.6	−0.7	−0.1	0.1	−2.1	0.0	0.0
Operating profit	**149.7**	**116.8**	**41.2**	**38.7**	**39.5**	**29.9**	**12.2**	**9.1**
Net income from investments	−5.0	−2.4	0.0	0.0	−0.3	−0.1	0.1	0.2
Amortisation of goodwill	−2.7	−1.7	0.0	0.0	0.0	0.0	0.0	0.0
Balance of other income and expenses	−0.5	−0.5	0.0	0.0	−0.0	−0.0	0.0	0.0
Net income before taxes	**141.6**	**112.2**	**41.2**	**38.7**	**39.2**	**29.8**	**12.3**	**9.3**
Average risk-weighted assets	7,110	5,451	2,714	2,309	3,433	2,817	859	801
Average shareholders' equity	1,515	1,156	418	332	459	387	197	162
Cost/income ratio (in %)	**51.2**	**53.3**	**48.8**	**49.3**	**46.3**	**51.0**	**48.5**	**54.1**
Return on equity before taxes (in %)[2]	**18.8**	**19.5**	**19.9**	**23.5**	**17.2**	**15.5**	**12.6**	**11.5**
Exchange rate (units of local currency per euro)	**4.083**	**4.723**	**247.709**	**255.329**	**30.172**	**32.438**	**38.625**	**40.449**
Appreciation/depreciation against the euro	+16%		+3%		+8%		+5%	

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep. (CZK m)		Slovakia (SKK m)	
	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004
Net interest income	962	844	13,504	11,207	1,484	1,295	599	642
Losses on loans and advances	−135	−133	−1,473	−913	−140	−141	−60	−68
Net fee and commission income	471	532	6,732	6,928	967	985	235	224
Net trading result	81	46	2,748	3,223	28	54	195	86
General administrative expenses	−785	−783	−11,124	−10,514	−1,149	−1,157	−498	−516
Balance of other operating income and expenses	17	45	−183	−38	4	−67	0	0
Operating profit	**611**	**552**	**10,204**	**9,893**	**1,193**	**970**	**470**	**369**
Net income from investments	−20	−11	0	0	−9	−2	5	6
Amortisation of goodwill	−11	−8	0	0	0	0	0	0
Balance of other income and expenses	−2	−2	0	0	−0	−0	0	0
Net income before taxes	**578**	**530**	**10,204**	**9,893**	**1,184**	**967**	**475**	**376**
Average risk-weighted assets	29,026	25,745	672,348	589,635	103,588	91,366	33,191	32,413
Average shareholders' equity	6,187	5,462	103,549	84,778	13,845	12,556	7,627	6,570

1) Including Hebros Bank as from 1 April 2005
2) Based on actual average equity
3) Figures reflect the currency reform effective from 1 July 2005: ROL 10,000 (old leu) equal RON 1 (new leu).

	Slovenia		Croatia		Romania		Bulgaria[1]		Bosnia and Herzegovina		CEE banks	
	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004
	13.6	11.5	41.2	34.1	21.2	12.4	26.1	17.2	8.4	4.6	465.4	358.1
	−1.4	−0.9	−5.1	−2.8	−3.7	−0.9	−4.8	−0.6	−1.6	−0.6	−61.7	−43.7
	5.6	4.9	13.1	11.8	11.6	5.7	12.4	6.5	4.4	3.1	227.7	207.7
	−0.8	−0.2	2.4	3.0	3.3	1.1	1.3	2.8	0.2	0.3	43.2	33.1
	−10.5	−9.7	−31.3	−29.3	−10.5	−6.8	−24.2	−16.5	−9.7	−7.9	−374.4	−325.5
	0.1	−0.3	−0.9	−2.6	−0.9	−0.5	−0.0	0.3	−0.0	0.0	1.8	4.3
	6.5	**5.2**	**19.4**	**14.2**	**21.0**	**10.9**	**10.8**	**9.8**	**1.6**	**−0.6**	**302.0**	**234.0**
	0.1	0.0	0.0	0.0	0.7	−0.1	1.2	0.2	0.0	0.0	−3.1	−2.1
	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	−2.7	−1.7
	−0.0	0.0	0.0	−0.0	0.0	0.0	0.0	0.0	0.0	0.2	−0.5	−0.3
	6.6	**5.2**	**19.4**	**14.2**	**21.7**	**10.8**	**12.0**	**10.0**	**1.6**	**−0.4**	**295.6**	**229.9**
	858	756	1,846	1,732	826	437	789	501	270	227	18,705	15,031
	112	74	224	196	77	38	113	74	36	24	3,152	2,444
	57.2	**61.3**	**56.1**	**63.3**	**29.9**	**36.5**	**60.7**	**61.4**	**75.5**	**99.7**	**50.7**	**54.0**
	11.9	**14.1**	**17.5**	**14.6**	**56.7**	**57.6**	**21.3**	**27.2**	**8.9**	**−3.3**	**18.9**	**18.9**
	239.641	**238.271**	**7.414**	**7.508**	**3.693**	**4.065**	**1.956**	**1.951**	**1.956**	**1.956**		
	−1%		+1%		+10%		−0%		+0%			

	Slovenia (SIT m)		Croatia (HRK m)		Romania[3] (RON m)		Bulgaria[1] (BGN m)		Bosnia and Herzegovina (BAM m)	
	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004
	3,257	2,734	306	256	78	50	51	34	16	9
	−326	−225	−38	−21	−14	−4	−9	−1	−3	−1
	1,338	1,164	97	89	43	23	24	13	9	6
	−202	−47	18	22	12	5	3	6	0	1
	−2,526	−2,314	−232	−220	−39	−28	−47	−32	−19	−16
	21	−74	−7	−19	−3	−2	−0	1	−0	0
	1,562	**1,238**	**144**	**106**	**78**	**44**	**21**	**19**	**3**	**−1**
	26	0	0	0	3	−0	2	0	0	0
	0	0	0	0	0	0	0	0	0	0
	−0	0	0	−0	0	0	0	0	0	0
	1,588	**1,238**	**144**	**106**	**80**	**44**	**23**	**20**	**3**	**−1**
	205,575	180,151	13,688	13,005	3,049	1,777	1,544	978	527	443
	26,855	17,629	1,659	1,469	285	154	221	145	71	47

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland			Hungary			Czech Rep.			Slovakia		
	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004
Loans to non-banks	8,035	8 %	7,428	2,547	3 %	2,463	3,014	7 %	2,809	897	10 %	818
Loans and advances to, and placements with, banks	2,731	40 %	1,955	534	−37 %	847	903	38 %	657	71	−38 %	115
Loan loss provisions	−449	−20 %	−563	−39	15 %	−34	−41	3 %	−39	−19	8 %	−17
Investments	2,131	126 %	942	418	30 %	321	1,056	11 %	954	265	26 %	211
Other assets	2,141	−27 %	2,946	467	89 %	247	261	−13 %	300	487	−5 %	511
Total assets	**14,589**	**15 %**	**12,708**	**3,927**	**2 %**	**3,844**	**5,194**	**11 %**	**4,681**	**1,702**	**4 %**	**1,638**
Deposits from non-banks	8,943	6 %	8,405	2,010	6 %	1,890	3,133	9 %	2,874	638	−11 %	717
Deposits from banks	2,069	40 %	1,483	1,032	−14 %	1,202	887	9 %	816	774	19 %	648
Liabilities evidenced by certificates	1,095	113 %	513	226	24 %	183	478	20 %	400	66	−8 %	72
Other liabilities	862	−2 %	876	218	30 %	167	219	33 %	164	20	37 %	14
Shareholders' equity	1,619	13 %	1,432	441	10 %	401	477	12 %	426	204	9 %	186
Total liabilities and shareholders' equity	**14,589**	**15 %**	**12,708**	**3,927**	**2 %**	**3,844**	**5,194**	**11 %**	**4,681**	**1,702**	**4 %**	**1,638**
Loan/deposit ratio (customers)	90 %		88 %	127 %		130 %	96 %		98 %	141 %		114 %
Loan/deposit ratio (total)	98 %		95 %	101 %		107 %	97 %		94 %	69 %		68 %
Employees (full-time equivalent)	10,058	3 %	9,728	1,266	5 %	1,209	1,263	1 %	1,250	465	6 %	437
Offices	498	7 %	466	44	7 %	41	24	0 %	24	28	4 %	27
Exchange rate (units of local currency per euro)	4.039		4.085	247.240		245.970	30.030		30.464	38.414		38.745
Appreciation/depreciation against the euro	+1 %			−1 %			+1 %			+1 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep. (CZK m)			Slovakia (SKK m)		
	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004
Loans to non-banks	32,451	7 %	30,342	629,793	4 %	605,786	90,500	6 %	85,588	34,468	9 %	31,708
Loans and advances to, and placements with, banks	11,030	38 %	7,985	131,914	−37 %	208,306	27,128	36 %	20,007	2,724	−39 %	4,462
Loan loss provisions	−1,813	−21 %	−2,298	−9,714	16 %	−8,407	−1,225	2 %	−1,201	−715	8 %	−664
Investments	8,607	124 %	3,846	103,450	31 %	79,079	31,720	9 %	29,061	10,191	25 %	8,181
Other assets	8,646	−28 %	12,033	115,447	90 %	60,708	7,849	−14 %	9,134	18,696	−6 %	19,796
Total assets	**58,921**	**14 %**	**51,907**	**970,891**	**3 %**	**945,473**	**155,973**	**9 %**	**142,590**	**65,365**	**3 %**	**63,482**
Deposits from non-banks	36,120	5 %	34,329	497,058	7 %	464,999	94,092	7 %	87,556	24,500	−12 %	27,785
Deposits from banks	8,358	38 %	6,055	255,127	−14 %	295,762	26,629	7 %	24,865	29,727	18 %	25,118
Liabilities evidenced by certificates	4,422	111 %	2,096	55,946	24 %	44,942	14,367	18 %	12,187	2,554	−9 %	2,802
Other liabilities	3,482	−3 %	3,578	53,828	31 %	41,125	6,565	31 %	5,001	760	36 %	558
Shareholders' equity	6,539	12 %	5,848	108,931	10 %	98,645	14,320	10 %	12,982	7,824	8 %	7,220
Total liabilities and shareholders' equity	**58,921**	**14 %**	**51,907**	**970,891**	**3 %**	**945,473**	**155,973**	**9 %**	**142,590**	**65,365**	**3 %**	**63,482**

1) Including Hebros Bank as from 1 April 2005
2) Figures reflect the currency reform effective from 1 July 2005: ROL 10,000 (old leu) equal RON 1 (new leu).

Slovenia			Croatia			Romania			Bulgaria[1)]			Bosnia and Herzegovina			CEE total		
30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004
985	24 %	795	1,862	13 %	1,652	744	26 %	591	906	48 %	613	248	37 %	180	19,238	11 %	17,350
230	43 %	161	151	−47 %	285	345	123 %	154	238	40 %	170	163	2 %	160	5,366	19 %	4,503
−13	11 %	−11	−71	11 %	−64	−10	47 %	−7	−46	62 %	−28	−6	32 %	−5	−694	−10 %	−769
372	70 %	219	256	−1 %	259	147	−13 %	168	127	90 %	67	0	0 %	0	4,773	52 %	3,142
104	19 %	87	877	23 %	714	216	37 %	158	229	28 %	179	30	−37 %	47	4,812	−7 %	5,188
1,678	**34 %**	**1,251**	**3,075**	**8 %**	**2,845**	**1,442**	**35 %**	**1,065**	**1,454**	**45 %**	**1,000**	**434**	**13 %**	**383**	**33,495**	**14 %**	**29,414**
569	17 %	486	1,277	6 %	1,201	625	22 %	514	843	57 %	538	293	11 %	264	18,333	9 %	16,890
973	52 %	639	1,479	7 %	1,377	674	47 %	458	410	15 %	357	91	33 %	68	8,388	19 %	7,049
0		0	0		0	0		0	0		0	0		0	1,866	60 %	1,168
16	−64 %	44	86	49 %	57	46	21 %	38	63	216 %	20	14	−11 %	15	1,542	10 %	1,396
120	48 %	81	233	12 %	209	97	78 %	54	139	62 %	86	37	5 %	35	3,366	16 %	2,911
1,678	**34 %**	**1,251**	**3,075**	**8 %**	**2,845**	**1,442**	**35 %**	**1,065**	**1,454**	**45 %**	**1,000**	**434**	**13 %**	**383**	**33,495**	**14 %**	**29,414**
173 %		164 %	146 %		138 %	119 %		115 %	107 %		114 %	85 %		68 %	105 %		103 %
79 %		85 %	73 %		75 %	84 %		77 %	91 %		87 %	107 %		102 %	92 %		91 %
371	10 %	336	1,256	1 %	1,242	351	17 %	300	2,450	60 %	1,534	445	3 %	434	17,925	9 %	16,470
13	18 %	11	112	1 %	111	13	8 %	12	218	66 %	131	35	6 %	33	985	15 %	856
239.470		239.760	7.313		7.600	3.603		3.939	1.956		1.956	1.956		1.956			
+0 %			+4 %			+9 %			+0 %			+0 %					

Slovenia (SIT m)			Croatia (HRK m)			Romania[2)] (RON m)			Bulgaria[1)] (BGN m)			Bosnia and Herzegovina (BAM m)		
30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004	30 June 2005	+/–	31 Dec. 2004
235,838	24 %	190,707	13,620	8 %	12,555	2,680	15 %	2,327	1,772	48 %	1,198	484	37 %	353
54,982	43 %	38,486	1,105	−49 %	2,163	1,242	104 %	608	466	40 %	332	320	2 %	313
−3,014	11 %	−2,710	−521	7 %	−487	−38	34 %	−28	−90	62 %	−55	−12	32 %	−9
89,113	70 %	52,464	1,870	−5 %	1,969	530	−20 %	663	249	90 %	131	0	0 %	0
24,889	19 %	20,880	6,415	18 %	5,424	780	25 %	623	448	28 %	350	58	−37 %	92
401,808	**34 %**	**299,828**	**22,490**	**4 %**	**21,624**	**5,194**	**24 %**	**4,194**	**2,845**	**45 %**	**1,956**	**849**	**13 %**	**748**
136,319	17 %	116,605	9,341	2 %	9,130	2,254	11 %	2,025	1,649	57 %	1,052	572	11 %	516
232,924	52 %	153,155	10,817	3 %	10,469	2,427	34 %	1,805	801	15 %	697	178	33 %	134
0		0	0		0	0		0	0		0	0		0
3,856	−64 %	10,591	626	44 %	436	165	10 %	149	123	216 %	39	27	−11 %	30
28,709	47 %	19,476	1,707	7 %	1,590	349	63 %	215	271	62 %	168	72	5 %	69
401,808	**34 %**	**299,828**	**22,490**	**4 %**	**21,624**	**5,194**	**24 %**	**4,194**	**2,845**	**45 %**	**1,956**	**849**	**13 %**	**748**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat Tel.: (+43) (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley Tel.: (+43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share

			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares issued	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	22.47 %	**Bloomberg Ticker Code**	BACA AV	BCA PW

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 1)	A3	P-1
Standard & Poor's	A– 2)	BBB+	A-2

1) Review for possible upgrade (13 June 2005)
2) Watch positive (31 May 2005)

Coverage

Citigroup/Commerzbank/CSFB/Deutsche Bank/Dom Maklerski/Dresdner Kleinwort Wasserstein/Erste Bank/Fox-Pitt, Kelton/Goldman Sachs/Hauck & Aufhäuser/ING/JP Morgan/KBC Securities/Keefe, Bruyette & Woods/Lehman Brothers/Merrill Lynch/Morgan Stanley/Raiffeisen Centrobank/Société Générale/Sal. Oppenheim/UniCredit Banca Mobiliare/UBS

Financial calendar

27 October 2005 **Results for the first nine months of 2005**

Information provided by IR

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All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
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Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors
Investor Relations and Corporate Affairs

Photographs
Stephan Huger, Vienna (Managing Board)

Graphics
Horvath, Leobendorf

Printed by
Holzhausen

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
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Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

Editorial close of this Interim Report
25 July 2005

Press Release

27.07.2005

Results for the first six months of 2005: Bank Austria Creditanstalt's profits up by 59 per cent

- **Profit after taxes increases to EUR 453 million**
- **BA-CA achieves significant improvements in all business segments**
- **BA-CA raises full-year target for net income before taxes to EUR 1.1 billion**
- **The very good development after BA-CA's strategic reorientation in 2001 as centre of competence for Austria and CEE continues**

In the first half of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the first six months of 2004. Net income after taxes and minority interests rose by EUR 168 million or 58.9 per cent to EUR 453 million (first half of 2004: EUR 285 million). The return on equity after taxes (ROE) improved from 9.4 per cent to 13.4 per cent, although BA-CA's already strong equity capital base increased further, by 6.7 per cent to EUR 7.1 billion (shareholders' equity excluding minority interests). The cost/income ratio also improved, from 64.7 per cent to 61.2 per cent.

BA-CA's CEO Erich Hampel: "We have achieved excellent results for the first six months, which have significantly exceeded our expectations. For this reason we are raising our full-year target for net income before taxes." Originally, Bank Austria Creditanstalt aimed to generate net income before taxes of EUR 1 billion for 2005 as a whole. The bank is now raising this target to EUR 1.1 billion (not taking into account gains on the sale of Investkredit shares).

All business segments of Bank Austria Creditanstalt contributed to the improvement in results for the first six months of 2005. Net income after taxes in the CEE business segment (Central and Eastern Europe) rose substantially, by 52.7 per cent to EUR 201.9 million, compared with the first half of 2004. Combined total assets of the CEE banking subsidiaries also increased strongly, by 14 per cent to EUR 33.5 billion, compared with 31 December 2004. Bank Austria Creditanstalt's entire network in the region of Central and Eastern Europe currently comprises over 1,000 offices in eleven countries. The bank serves over 4.7 million customers in this region. Via HVB Group, BA-CA customers also have access to markets in Russia, Ukraine, the Baltic states and all international financial centres. The Group has again become the largest bank in CEE, with total assets (including BA-CA Leasing) of EUR 35.5 billion.

Business in Austria also developed favourably. "We fully concentrate on customer business and focus on providing services and advice. Our employees are doing a very good job and this is reflected in results," says Erich Hampel. Overall, net income after taxes in the Austrian customer business was EUR 203.9 million, an increase of 34 per cent over the first six months of 2004. The International Markets business segment also performed very well, with net income after taxes rising by 82.8 per cent to EUR 67.1 million.

As at 30 June 2005, Bank Austria Creditanstalt's total assets were EUR 154.5 billion, 5.4 per cent higher than at year-end 2004 (31 December 2004: EUR 146.5 billion). Customer business continued to grow significantly. On 30 June 2005, the BA-CA Group's staff numbered 30,336 (30 June 2004: 29,429).

Success story since reorientation in 2001

"As part of the integration with HVB Group we completely reoriented the bank in 2001. We are now fully concentrating on our core markets in Austria and Central and Eastern Europe, and we are very well placed. No other bank can offer its customers in this region in the heart of Europe such an extensive network with such a full range of products," says Erich Hampel. "And this clear strategy, the course we have pursued since 2001, is also reflected in the bank's business performance. Never before has Bank Austria Creditanstalt achieved such high levels of profitability and capital strength, and never before has the bank been so valuable."

From the first half of 2000 to the first half of 2005, key figures for BA-CA have improved

significantly: its market capitalisation – the company's value – has more than doubled from EUR 6 billion to over EUR 12 billion. Operating profit has tripled. Shareholders' equity has increased by almost 60 per cent to over EUR 7 billion. Despite this fact, the ROE is better than 5 years earlier and the cost/income ratio is considerably lower. Moreover, as an employer, Bank Austria Creditanstalt has grown substantially: today it has more than 30,000 employees, compared with 19,000 in 2000.

Erich Hampel: "The British weekly magazine 'The Economist' recently referred to us as a 'jewel'. I am pleased to accept this compliment and pass it on to our 30,000 employees, who are doing a very good job, and of course to our customers, who have placed their confidence in us for many years. Without the good relationship with our customers we would not have achieved such a good performance in the past five years."

Details of BA-CA's financial statements for the first half of 2005

Items in the income statement

BA-CA's net interest income for the first half of 2005 was EUR 1,282 million, up by 8.2 per cent on the first six months of the previous year (2004: EUR 1,185 million). The net charge for losses on loans and advances was EUR 208 million, matching the previous year's level (2004: EUR 207 million). Net interest income after losses on loans and advances thus rose by 9.8 per cent to EUR 1,074 million (2004: EUR 978 million).

Net fee and commission income increased by 8.3 per cent to EUR 666 million (2004: EUR 615 million). The net trading result developed favourably, rising by 30.4 per cent to EUR 118 million (2004: EUR 91 million). General administrative expenses increased by 4.6 per cent to EUR 1,271 million (2004: EUR 1,215 million) as a result of exchange rate effects, growth in CEE and changes in the group of consolidated companies.

Operating profit rose by 31 per cent to EUR 598 million (2004: EUR 456 million). Net income from investments amounted to EUR 15 million (2004: EUR 8 million). Bank Austria Creditanstalt's net income before taxes thus reached EUR 611 million, an increase of 43 per cent over the previous year (2004: EUR 427 million). Net income after taxes and minority interests rose by 58.9 per cent to EUR 453 million (2004: EUR 285 million).

This improvement in results has the following effects on key financial data:

- The return on equity before taxes (ROE) rose to 16.8 per cent (2004: 13.3 per cent).
- The return on equity after taxes increased to 13.4 per cent (2004: 9.4 per cent).
- The cost/income ratio improved from 64.7 per cent to 61.2 per cent.
- Earnings per share increased from EUR 1.94 to EUR 3.09.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 17.4 per cent to 16.2 per cent.
- The Tier 1 capital ratio was 7.85 per cent, after 7.59 per cent as at 30 June 2004.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Central and Eastern Europe
Bank Austria Creditanstalt's banking subsidiaries in Central and Eastern Europe significantly increased their combined net income after taxes to EUR 232.5 million (2004: EUR 184.2 million). After consolidation effects, net income after taxes in the **CEE business segment** was EUR 201.9 million, an increase of 52.7 per cent over the figure of EUR 132.2 million for the first six months of the previous year. The ROE after taxes was 20.6 per cent (2004: 16.4 per cent). The cost/income ratio declined from 58 per cent to 54.3 per cent.

In the first half of 2005, net income after taxes generated by the **Private Customers Austria** segment was EUR 67.5 million, up by 23.9 per cent on the same period of the previous year (2004: EUR 54.5 million). The return on equity after taxes was 15.1 per cent (2004: 14.6 per cent). The cost/income ratio declined to 77.5 per cent (2004: 80 per cent).

The **SMEs** Austria segment achieved a net income after taxes of EUR 16.8 million in the first half of 2005, an increase of 66.3 per cent over the previous year (2004: EUR 10.1 million).

The return on equity after taxes reached 3.6 per cent (2004: 2.2 per cent). The cost/income ratio was 62.3 per cent (2004: 60.7 per cent). In this business segment BA-CA's management has developed an extensive work programme to improve results on a sustainable basis.

In the **Large Corporates and Real Estate** segment, net income after taxes was EUR 119.6 million, 36.5 per cent higher than in the previous year (2004: EUR 87.6 million). The return on equity after taxes reached 16.2 per cent (2004: 11.7 per cent). The cost/income ratio was 42.6 per cent (2004: 49.1 per cent).

The **International Markets** segment generated net income after taxes of EUR 67.1 million, an increase of 82.8 per cent over the previous year (2004: EUR 36.7 million). The return on equity after taxes was 53.7 per cent (2004: 36.1 per cent). The cost/income ratio was 55.4 per cent (2004: 59.3 per cent).

BA-CA's **Corporate Center** recorded net income after taxes of EUR 21.9 million (2004: a net loss after taxes of EUR 4.7 million).

Inclusion of results in the business segments of HVB Group
Net income before taxes generated by BA-CA is included in HVB Group's business segment results in the following way: calculated refinancing costs and other consolidation effects are deducted from the amount of EUR 611 million. The remaining amount of EUR 531 million is apportioned to HVB Group's business segments: EUR 452 million to the Austria and CEE segment, EUR 76 million to Corporates & Markets, and EUR 3 million to Other Items.

Balance sheet
As at 30 June 2005, Bank Austria Creditanstalt's total assets amounted to EUR 154.5 billion, an increase of 5.4 per cent over the year-end 2004 figure (31 December 2004: EUR 146.5 billion). Growth was recorded mainly in customer business, investments and trading activities.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were EUR 23.8 billion, matching the level at the end of the previous year (2004: EUR 24.0 billion). Trading assets rose by 5 per cent to EUR 19.5 billion (2004: EUR 18.6 billion). Loans and advances to customers increased by 5.8 per cent to EUR 86.0 billion (2004: EUR 81.3 billion). Investments rose by 8.2 per cent to EUR 18.7 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 8.7 per cent to EUR 43.4 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 4.5 per cent to EUR 60.4 billion (2004: EUR 57.9 billion). Liabilities evidenced by certificates increased by 2.5 per cent to EUR 20.1 billion (2004: EUR 19.6 billion). Shareholders' equity (including minority interests) rose by 7.1 per cent to EUR 7.6 billion (2004: EUR 7.1 billion).

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Ildiko Füredi-Kolarik, tel.: +43 (0)5 05 05 56102; e-mail: ildiko.fueredi@ba-ca.com

Income statement of Bank Austria Creditanstalt for the first six months of 2005

	1 Jan.- 30 June 2005 in EUR m	1 Jan. - 30 June 2004 in EUR m	Change in EUR m	Change in %
Net interest income	1,282	1,185	97	8.2
Losses on loans and advances	-208	-207	-2	0.8
Net interest income after losses on loans and advances	1,074	978	96	9.8
Net fee and commission income	666	615	51	8.3
Net trading result	118	91	28	30.4
General administrative expenses	-1,271	-1,215	-55	4.6

Balance of other operating income and expenses	10	-12	23	>100
Operating profit	598	456	142	31.0
Net income from investments	15	8	7	90.2
Amortisation of goodwill	0	-36	36	-
Balance of other income and expenses	-2	-1	-1	73.2
Net income before taxes	611	427	184	43.0
Taxes on income	-116	-111	-5	4.9
Net income	495	317	178	56.3
Minority interests	-41	-31	-10	32.7
Net income after taxes and minority interests	453	285	168	58.9

Income statement of Bank Austria Creditanstalt by quarter

	Q2 2005 in EUR m	Q1 2005 in EUR m	Q4 2004 in EUR m	Q3 2004 in EUR m	Q2 2004 in EUR m
Net interest income	686	596	647	609	642
Losses on loans and advances	-98	-110	-89	-102	-102
Net interest income after losses on loans and advances	588	486	558	507	540
Net fee and commission income	336	330	301	317	319
Net trading result	39	79	88	55	31
General administrative expenses	-637	-634	-644	-620	-612
Balance of other operating income and expenses	1	9	-57	-3	-12
Operating profit	328	270	246	255	266
Net income from investments	5	10	-17	-11	-24
Amortisation of goodwill	0	0	-22	-18	-18
Balance of other income and expenses	-2	0	-3	2	-1
Net income before taxes	331	280	204	227	223

Taxes on income	-63	-53	-23	-54	-62
Net income	268	227	181	173	162
Minority interests	-21	-20	-14	-16	-15
Net income after taxes and minority interests	246	207	167	157	146

Business segments

Balance sheet of Bank Austria Creditanstalt at 30 June 2005

Assets	30 June 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	2,730	2,724	6	0.2
Trading assets	19,496	18,575	921	5.0
Loans and advances to, and placements with, banks	23,752	23,995	-244	-1.0
Loans and advances to customers	85,958	81,260	4,698	5.8
- Loan loss provisions	-3,235	-3,305	70	-2.1
Investments	18,728	17,316	1,412	8.2
Property and equipment	1,144	1,122	22	1.9
Intangible assets	1,199	1,133	67	5.9
Other assets	4,688	3,700	987	26.7
Total assets	154,459	146,521	7,939	5.4

Liabilities and shareholders' equity	30 June 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	43,387	39,927	3,460	8.7
Amounts owed to customers	60,438	57,856	2,582	4.5
Liabilities evidenced by certificates	20,102	19,617	485	2.5
Trading liabilities	9,270	8,930	340	3.8
Provisions	3,817	3,757	60	1.6
Other liabilities	4,328	4,063	265	6.5
Subordinated capital	5,532	5,291	241	4.6
Shareholders' equity	7,587	7,081	506	7.1
of which: minority interests	503	439	64	14.7
Total liabilities and	154,459	146,521	7,939	5.4

shareholders' equity					

Press release

22. 07. 2005

BA-CA study: Austrians continue to expand their market position in CEE

The market share of international banks in Central and Eastern Europe (CEE)[1] continues to grow. Over the past ten years, their combined share in the group of countries without Russia and Ukraine has more than tripled, to a current level of 69 per cent (based on ownership interests). Austrian banks account for one-third of the share of international banks in the whole CEE region. This is the result of a recent study published by Bank Austria Creditanstalt (BA-CA). "If the total assets of those CEE banks in which foreign owners have a majority interest are added together, international banks handle three-quarters of banking business in the region," says Marianne Kager, Chief Economist of Bank Austria Creditanstalt.

The market share of international banks is highest in Estonia (98 per cent) and in Slovakia (97 per cent) and exceeds 90 per cent also in Lithuania, Albania and Croatia. In Slovenia, Serbia and Latvia, the market share of international banks is below 50 per cent. Significant catching-up potential is seen especially in Russia and Ukraine, where foreign banks control only 8 per cent of the banking sector.

Strong growth continues
International banks continue to show strong interest in the CEE region. "After fifteen years of transformation, the banking market in Central and Eastern Europe is still characterised by dynamic growth, which will continue in the coming years," says Marianne Kager. Some 400 banks with total assets of 440 billion euros are active in the CEE region (without Russia and Ukraine) today; including Russia and Ukraine, the total number of banks is over 2,000 with total assets exceeding 650 billion euros.

The degree of intermediation (total assets as a percentage of GDP) is still well below the euro area average of 206 per cent. In the CEE region without Russia and Ukraine, the figure is 74 per cent, just over one-third of the level in the euro area; in the entire group of countries, the degree of intermediation is 59 per cent.

Catching-up potential in the area of loans
The volume of loans as a percentage of GDP differs widely from country to country. Lending volume is highest in Croatia, with 62 per cent of GDP, compared with the CEE average of only 31 per cent. In Romania, however, the comparative figure is as low as 18 per cent. Credit growth in the entire CEE region averages 24 per cent per annum, well above the annual growth rate of 4 per cent recorded for the euro area.

BA-CA's economists expect this strong momentum to continue in the coming years, although growth will slow down somewhat. According to their calculations, lending volume will grow by about 17 per cent annually from 2006 to 2008. "Although credit growth in CEE will slow down somewhat in the coming years, the volume of new loans in the next four years will be about EUR 370 billion, significantly exceeding the figure of EUR 150 billion recorded in the past four years," says BA-CA's Chief Economist Marianne Kager.

Personal loans are driving growth
Economists at BA-CA think that particularly strong growth will continue to be seen in personal loans, a sector which in the past four years expanded by 100 per cent and more in some CEE countries. Annual growth averaged 40 per cent, driven by enormous pent-up demand, the stabilisation of the economic environment, and an improvement in the quality of banking services. In the current year, personal loans in CEE will increase by more than 30 per cent, according to the BA-CA study. Per-capita growth in this sector will amount to EUR 700 in the group of countries without Russia and Ukraine; it is expected that this figure will almost double to reach about EUR 1,200 by 2008.

BA-CA holds a leading position in Central and Eastern Europe
Among the international banking groups operating in CEE, Bank Austria Creditanstalt together

with other HVB Group companies is among the leading financial services providers in the region. "In the past year, we significantly strengthened our position by gaining market share in almost all countries and through acquisitions. This means we are well placed for future growth," says Regina Prehofer, BA-CA Managing Board member responsible for operations in Central and Eastern Europe.

Within HVB Group, Bank Austria Creditanstalt is responsible for business in the markets of Central and Eastern Europe (CEE). Based in Vienna, BA-CA has a presence in 11 CEE countries; through HVB Group, BA-CA is also present in Russia, Ukraine and in the Baltic states. The entire CEE network of the BA-CA / HVB Group comprises more than 1,000 offices, with some 18,000 employees serving more than 4.6 million customers. In the past year, BA-CA expanded its CEE network by adding new branches and acquiring banks in Bulgaria (Hebros Bank) and in Serbia (Eksimbanka). In May 2005, Bank Austria Creditanstalt signed an agreement with Banca Tiriac in Romania to merge Banca Tiriac and BA-CA's subsidiary HVB Bank Romania.

Charts

1) EU member states and EU candidate countries in Central and Eastern Europe (CEE) plus Albania, Macedonia, Serbia and Montenegro, Bosnia and Herzegovina, Russia and Ukraine

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, tel: +43-50505 56102, e-mail: ildiko.fueredi-kolarik@ba-ca.com
Edith Holzer, tel: +43-50505 57126, e-mail: edith.holzer@ba-ca.com